Filed Pursuant to Rule 424(b)(3)

Registration No. 333-284420

Prospectus Supplement No. 1

(to Prospectus dated March 11, 2025)

SUPPLEMENT NO. 1 TO

PROSPECTUS DATED MARCH 11, 2025

This Prospectus Supplement No. 1 is being filed to update and supplement the information contained in the prospectus dated March 11, 2025 (as supplemented from time to time), which relates to, among other things, the offer and sale from time to time by the named selling securityholders or their permitted transferees of ordinary shares of MKDWELL Tech Inc.

On January 23, 2026, the Company filed an amended and restated memorandum and articles of association to effectuate a share combination of its ordinary shares and the class A preferred shares on a thirty-to-one basis. Additionally, on January 26, 2026, proportionate adjustments were made, based on the thirty-to-one ratio, to the number of ordinary shares issuable upon exercise of the Company’s outstanding warrants to purchase one ordinary share, including a proportional decrease in the number of ordinary shares issuable upon exercise of each warrant and a corresponding proportional increase in the exercise price of each warrant.

As of the date hereof, the Company has 34,198,442 ordinary shares (Nasdaq: MKDW), 274,367 Class A preferred shares, and 6,036,875 warrants (Nasdaq: MKDWW) issued and outstanding.

Date: September 8, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300096, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MKDWELL Tech Inc. (Nasdaq: MKDW, MKDWW) Reports Financial Results For the Six-Month Period Ended June 30, 2026

On September 8, 2026, MKDWELL Tech Inc. (Nasdaq: MKDW, MKDWW) (the “Company”) reported the Company’s financial results for the six-month period ended June 30, 2026. This current report on Form 6-K, including Exhibits 99.1, 99.2, 99.3 and 99.4 attached herewith, is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-296481) and Form S-8 (File No. 333-294774) of the Company (including any prospectuses forming a part of such registration statements), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2026
99.2	Management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2026
99.3	Audited financial statements of Landvision Technology Limited as of and for the six months ended June 30, 2026, the notes related thereto, and the report of the independent auditor, Alan Chan & Partners, dated August 14, 2026
99.4	Unaudited pro forma condensed combined financial information of the Company and Landvision Inc. as of and for the six months ended June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	September 8, 2026

By:	/s/ Min-jie Cui
Name:	Min-jie Cui
Title:	Chief Financial Officer

Date:	September 8, 2026

Exhibit 99.1

MKDWELL TECH INC.

MKDWELL TECH INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	December 31, 2025	June 30, 2026
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$24,084	$38,252
Restricted Time deposit, net	10,493,772	-
Restricted cash	24,804	-
Notes receivables	1,443	-
Accounts receivable, net	819,458	687,729
Amounts due from related parties, net	947,487	947,605
Inventories, net	250,885	267,019
Prepaid expenses and other current assets, net	87,343	3,454,138
Total current assets	12,649,276	5,394,743

Non-current assets:
Intangible assets, net	487,693	471,410
Property, plant and equipment, net	4,507,236	4,226,710
Real estate properties for lease, net	435,876	637,333
Operating lease right-of-use assets, net	279,627	251,079
Other non-current assets	38,594	38,287
Total non-current assets	5,749,026	5,624,819
TOTAL ASSETS	18,398,302	11,019,562

Liabilities
Current liabilities:
Short-term bank borrowings	2,692,654	2,775,199
Accrued expenses and other current liabilities	3,986,268	3,839,909
Accounts payable	812,300	767,468
Amounts due to related parties	2,067,178	3,835,083
Long-term bank borrowings-current portion	56,381	87,163
Convertible Note	604,664	-
Operating lease liabilities- current	50,084	50,672
Deferred revenue- current	7,603	7,837
Total current liabilities	10,277,132	11,363,331

Non-current liabilities:
Long-term bank borrowings	2,938,338	2,984,832
Other non-current liabilities	11,654	19,381
Deferred revenue, non-current	53,230	50,943
Operating lease liabilities- non current	229,543	200,408
Total non-current liabilities	3,232,765	3,255,564
TOTAL LIABILITIES	13,509,897	14,618,895

Commitments and Contingencies

Equity (deficit)

Ordinary shares (no par value; unlimited shares authorized as of December 31, 2025 and June 30, 2026, respectively; 4,701,369 and 5,411,109 ordinary shares issued as of December 31, 2025 and June 30, 2026, respectively; 4,641,369 and 4,198,442 ordinary shares outstanding as of December 31, 2025 and June 30, 2026, respectively)	14,104	16,233
Class A Preferred shares (no par value; 274,367 shares issued and outstanding as of December 31, 2025 and June 30, 2026)*	823	823
Additional paid-in capital	21,915,865	27,137,422
Accumulated deficit	(16,303,616)	(22,575,046)
Accumulated other comprehensive income	153,890	(65,411)
Treasury Stock (no par value; nil and 1,212,667 ordinary shares as of December 31, 2025 and June 30, 2026, at cost)	-	(7,019,920)
MKDWELL Tech Inc. shareholders’ equity (deficit)	5,781,066	(2,505,899)
Non-controlling interests	(892,661)	(1,093,434)
Total equity (deficit)	4,888,405	(3,599,333)
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$18,398,302	$11,019,562

*The shares and per share data are presented on a retroactive basis to reflect the Share Combination (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-1

MKDWELL TECH INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2026
	(Unaudited)
Revenues	$1,365,284	$1,541,909
Cost of revenues	(1,276,634)	(1,360,354)
Gross profit	88,650	181,555

Operating expenses:
Selling expenses	(127,353)	(132,331)
General and administrative expenses	(1,063,891)	(5,997,190)
Research and development expenses	(376,365)	(346,326)
Total operating expenses	(1,567,609)	(6,475,847)

Loss from operations	(1,478,959)	(6,294,292)

Other loss:
Interest expenses, net	(232,583)	(246,723)
Other income, net	12,153	25,977
Total other loss	(220,430)	(220,746)

Loss before income tax expense	(1,699,389)	(6,515,038)

Income tax expense	-	-
Net loss	$(1,699,389)	$(6,515,038)
Net loss attributable to non-controlling interest	(286,947)	(243,608)
Net loss attributable to ordinary shareholders	(1,412,442)	(6,271,430)

Other comprehensive (loss) income
Foreign currency translation adjustment attributable to non-controlling interest	651,788	42,835
Foreign currency translation adjustment attributable to parent company	(523,250)	(219,301)
Total other comprehensive (loss) income	$128,538	$(176,466)

Total comprehensive loss	$(1,570,851)	$(6,691,504)
Total comprehensive (loss)/gain attributable to non-controlling interest	364,841	(200,773)
Total comprehensive (loss) attributable to ordinary shareholders	(1,935,692)	(6,490,731)

Weighted average shares outstanding used in calculating basic and diluted loss per share - basic and diluted*	3,124,352	3,838,370
Loss per share - basic and diluted*	$(0.45)	$(1.63)

Share-Based Compensation expenses as follows (Note 9)
General and administrative expenses	-	5,223,686

*The shares and per share data are presented on a retroactive basis to reflect the Share Combination(Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

MKDWELL TECH INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary Shares		Preferred Shares		Treasury Shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’ equity/	Non-controlling	Total Equity/
	Shares *	Amount	Shares*	Amount	Shares*	Amount	capital	income	Deficits	(deficit)	interests	(deficit)
Balance as of December 31, 2024	619,611	1,859	-	-	-	-	8,962,753	557,094	(13,731,023)	(4,209,317)	(964,633)	(5,173,950)
Issuance of ordinary shares for private placement	3,333,333	10,000	-	-	-	-	9,990,000	-	-	10,000,000	-	10,000,000
Ordinary Shares Issued from Debt-to-Equity Conversion	553,333	1,660	-	-	-	-	1,658,340	-	-	1,660,000	-	1,660,000
Preferred Shares Issued from Debt-to-Equity Conversion	-	-	274,367	823	-	-	822,277	-	-	823,100	-	823,100
Net loss	-	-	-	-	-	-		-	(1,412,442)	(1,412,442)	(286,947)	(1,699,389)
Foreign currency translation	-	-	-	-	-	-	(4,506)	(518,744)	-	(523,250)	651,788	128,538
Balance as of June 30, 2025	4,506,277	13,519	274,367	823	-	-	21,428,864	38,350	(15,143,465)	6,338,091	(599,792)	5,738,299
(Unaudited)*

Balance as of December 31, 2025	4,701,369	14,104	274,367	823	-	-	21,915,865	153,890	(16,303,616)	5,781,066	(892,661)	4,888,405
Share base payment	709,740	2,129	-	-	-	-	5,221,557	-	-	5,223,686	-	5,223,686
Repurchase of common stock	-	-	-	-	(1,152,667)	(7,019,740)	-	-	-	(7,019,740)	-	(7,019,740)
Repurchase of Pre-Delivery Shares of Convertible Note	-	-	-	-	(60,000)	(180)	-	-	-	(180)	-	(180)
Net loss	-	-	-	-	-	-	-	-	(6,271,430)	(6,271,430)	(243,608)	(6,515,038)
Foreign currency translation	-	-	-	-	-	-	-	(219,301)	-	(219,301)	42,835	(176,466)
Balance as of June 30, 2026	5,411,109	16,233	274,367	823	(1,212,667)	(7,019,920)	27,137,422	(65,411)	(22,575,046)	(2,505,899)	(1,093,434)	(3,599,333)
(Unaudited)*

*The shares are presented on a retroactive basis to reflect the Share Combination(Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

MKDWELL TECH INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2026
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operating activities	$(1,343,391)	$(938,861)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Time deposit	(10,190,407)	-
Purchase of property, plant and equipment	(29,568)	(763)
Net cash used in investing activities	(10,219,975)	(763)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	3,902,331	-
Repayments of bank borrowings	(3,905,110)	-
Repayments of Long-term bank borrowings	(4,330)	(14,364)
Proceeds from borrowings from related parties	1,036,584	1,156,342
Repayment of borrowings from related parties	(2,758)	(67,796)
Repayment of borrowings from third parties	(11,660)	(8,207)
Proceeds from financing sale and leaseback	277,023	-
Repayments of financing sale and leaseback	(475,858)	(177,780)
Proceeds from issuance of ordinary shares for private placement	10,000,000	-
Net cash provided by financing activities	10,816,222	888,195

Effect of exchange rate changes	242,256	40,793
Net change in cash and cash equivalents	(504,888)	(10,636)

Cash and cash equivalents, and restricted cash, beginning of the period	593,730	48,888
Cash and cash equivalents, end of the period	$88,842	$38,252

Supplemental disclosures of cash flow information:
Interest expense paid	269,855	120,931
Supplemental disclosures of non-cash activities:
Reclassification of long-term and short-term borrowings	458,978	-
Real estate properties reclassified to property, plant and equipment	(919,171)	(163,444)
Real estate properties reclassified to intangible assets	(122,945)	(24,713)
Ordinary Shares Issued from Debt-to-Equity Conversion	1,660,000	-
Preferred Shares Issued from Debt-to-Equity Conversion	823,100	-
Proceeds from maturity of time deposits	-	10,493,772
Repurchase of common stock	-	(7,019,740)
Repurchase of Pre-Delivery Shares of Covertible Note		(180)
Loan to a third party	-	(3,309,881)
Repayment of the Convertible Note by a related party	-	651,716

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

MKDWELL Tech Inc. (“MKD”) was incorporated under the laws of the British Virgin Islands (“BVI”) on July 25, 2023. MKDWELL Limited (“MKD BVI”) was incorporated in the BVI on March 30, 2023 as a nonoperating shell company. MKD Technology Inc. (“MKD Taiwan”) was incorporated in Taiwan on September 26, 2006.

MKD, through its subsidiary MKD Taiwan and MKD Taiwan’s subsidiaries (collectively, the “Company”), primarily engages in designing and manufacturing industrial embedded system and automotive electronics in Taiwan and mainland China.

As of June 30, 2026, the Company and its major subsidiaries were as follows:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
MKD	July 25, 2023	British Virgin Islands		Nonoperating shell company
MKD BVI	March 30, 2023	British Virgin Islands	100.00%	Investment holding
MKD Taiwan	September 26, 2006	Taiwan, PRC	62.36%	Trading, designing and manufacturing industrial embedded system and automotive electronics
MKDWELL (Samoa) Technology Inc. (“MKD Samoa”)	March 19, 2010	Samoa	62.36%	Investment holding
MKDWELL (Shanghai) Technology Ltd. (“MKD Shanghai”)	August 1, 2011	Shanghai, PRC	62.36%	Trading industrial embedded system and automotive electronics
MKD Jiaxing	January 30, 2018	Zhejiang, PRC	77.85%	Trading, designing and manufacturing industrial embedded system and automotive electronics
Cetus Capital	June 7, 2022	Delaware	100.00%	Blank check company

F-5

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES-Continued

Share Combination

On January 9, 2026, the Company approved a 30-for-1 reverse stock split (the “Share Combination”) of its ordinary and Class A preferred shares, effective at 9:00 a.m. Eastern Time on January 26, 2026. On the effective date, every 30 issued and outstanding ordinary shares were automatically combined into one new no-par value ordinary share, with the issued ordinary shares retrospectively restated from 141,039,933 to approximately 4,701,369 as of December 31, 2025.

Share Repurchase

In January 2026, the Company repurchased 1,152,667 ordinary shares (after the Share Combination; 34.58 million shares before) from certain existing shareholders for an aggregate purchase price of approximately US$7.0 million (US$0.203 per share before the Share Combination). In March 2026, the Company fully repaid the Convertible Note with funds advanced by a related party on behalf of the Company and, in connection therewith, repurchased 60,000 Pre-Delivery Shares for $180 pursuant to the Securities Purchase Agreement. All repurchased shares were accounted for as treasury stock under the cost method. The repurchased shares have been repurchased and not yet cancelled and are held as treasury stock.

Share-Based Compensation

On April 22, 2026, the Company issued 709,740 ordinary shares to four consultants under the 2026 Equity Incentive Plan (see Note 9 — Share-Based Compensation).

For the aforementioned transactions, as of June 30, 2026, the Company’s total issued ordinary shares were 5,411,109, and the Company had 4,198,442 ordinary shares with no par value(the “Ordinary Shares”) outstanding, and the Company held 1,212,667 treasury shares with an aggregate cost of US$7,019,920.

For the aforementioned Share Combination, the weighted average number of ordinary shares outstanding used in calculating basic and diluted net loss per ordinary share was retrospectively restated to 3,124,352 and 3,838,370 for the six months ended June 30, 2025 and 2026, respectively.

The loss per share before and after the retrospective adjustments are as follows：

	For the six months ended June 30,
	2025		2026
	Before	After
	(Unaudited)
Net loss per share attributable to ordinary shareholders
- Basic and diluted	$(0.02)	(0.45)	(1.63)
Weighted average shares used in calculating net loss per share
- Basic and diluted (Restate)	93,730,569	3,124,352	3,838,370

F-6

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. GOING CONCERN

The Company’s unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net losses of US$1.70 million and US$6.52 million for the six months ended June 30, 2025 and 2026, respectively. As of June 30, 2026, our accumulated deficits were US$22.58 million, with a working capital deficit of US$5.97 million. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has historically depended on financing from bank, related parties and third-party investors to support its operations. The Company’s future operations are dependent upon equity or debt financing and its ability to generate profits through operations at an indeterminate time in the future. The Company cannot assure that it will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2025. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results for the full year.

F-7

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(b) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit loss, lower of cost or net realizable value of inventory, useful lives of long-lived assets, impairment of long-lived assets and valuation allowance on deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c) Functional currency and foreign currency translation

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in Taiwan, China and mainland China use their respective currencies New Taiwan dollar (“NT$”) and Renminbi (“RMB”) as their functional currencies.

The financial statements of MKD BVI and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the period for income and expense items. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution.

Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity (deficit). Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive loss.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	June 30, 2025		December 31, 2025		June 30, 2026
	Period-end spot rate	Average rate	Period-ended spot rate	Average rate	Period-ended spot rate	Average rate
	(Unaudited)				(Unaudited)
US$ against RMB	US$1=RMB 7.1636	US$1=RMB 7.2526	US$1=RMB 6.9931	US$1=RMB 7.1875	US$1=RMB 6.7851	US$1=RMB 6.8624
US$ against NT$	US$1=NT$ 29.1800	US$1=NT$ 31.8683	US$1=NT$ 31.3700	US$1=NT$ 31.1663	US$1=NT$ 31.8500	US$1=NT$ 31.6164

F-8

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(d) Restricted cash

As at December 31, 2025, the restricted cash balances include funds that have been frozen due to the Company’s involvement in legal litigation and the balances were released in January 2026 as a result of the Company’s settlement with the counterparty.

(e) Time deposit

Time deposits represent interest-bearing financial assets with fixed maturities and pre-determined fixed or floating interest rates, held with banks or other eligible financial institutions. Their accounting treatment under US GAAP is governed by ASC 305, ASC 320 and ASC 835, and is prescribed as follows: time deposits with an original maturity of three months or less are classified as cash and cash equivalents by virtue of their high liquidity. For time deposits with an original maturity exceeding three months, if the Company has both the positive intent and the ability to hold such deposits to maturity, they are classified as held-to-maturity debt securities. On the balance sheet, such deposits are presented as short-term assets or other current assets if their remaining maturity is 12 months or less as of the reporting date, and as non-current investments or other non-current assets if their remaining maturity exceeds 12 months.

All time deposits are measured at amortized cost. Any premium or discount arising from the difference between the deposit amount and the face value is amortized over the deposit term using the effective interest method in accordance with ASC 835-20. Interest income is accrued ratably over the deposit term, which includes the amortization of any related premium or discount, and is presented as interest income or investment income in the income statement.

The Company assesses the impairment of held-to-maturity time deposits in accordance with ASC 320-10-35 and ASC 326 (the current expected credit loss model). A credit loss allowance is recognized when the present value of the expected cash flows from the deposit (discounted at the effective interest rate) is lower than its carrying amount. No credit loss allowance is recognized if the depository institution has minimal credit risk and there is no objective evidence of credit deterioration.

Upon maturity redemption or early withdrawal of time deposits, the difference between the carrying amount of the deposit and the actual consideration received (including accrued but unpaid interest) is recognized as a gain or loss on the derecognition of financial assets in the income statement, presented within interest income or other income and expenses. Any penalties incurred on early withdrawal are either offset against interest income or recognized as a separate expense line item in the income statement.

As of December 31, 2025, the Company’s time deposits represented funds placed with commercial banks in the PRC from August 25, 2025 to February 25, 2026. The Company has pledged the relevant deposit certificates as a pledge guarantee for a third party for this period. The aforementioned pledge was fully released upon maturity on February 25, 2026.

F-9

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(f) Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

● Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

● Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

● Level 3—Unobservable inputs which are supported by little or no market activity

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

F-10

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(f) Fair value measurement-continued

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, time deposit, restricted cash, accounts receivable, net, other receivables included in prepaid expenses and other current assets, short-term and long-term bank borrowings, lease liabilities, accounts payable, amounts due to/due from related parties, long-term borrowings, other payables included in accrued expenses and other current liabilities. As of December 31, 2025 and June 30, 2026, the carrying values of these financial instruments, except for other non-current assets, non-current portion of long-term banks borrowings, and non-current portion of lease liabilities, approximated their respective fair values due to the short-term maturity of these instruments.

The Company’s non-financial assets, such as property, plant and equipment, real estate property for lease and ROU assets would be measured at fair value only if they were determined to be impaired.

(g) Revenue recognition

The Company’s revenues are generated through (i) sales of manufactured electronic products, (ii) commissioned processing service, (iii) technical service, (iv) rental income and (v)others, among which technical service is a new revenue type added by the Company in 2026.

Technical service

The Company provides technical services to customers, mainly including technical support services in connection with its products, and enters into contracts with them specifying the scope of services, deliverables and service fees. Under each contract, the Company identifies only one performance obligation of providing the agreed technical services. The Company recognizes revenue at a point in time upon the customer’s acceptance of the agreed deliverables, with the amount of the determined service charges on the contracts. There was no variable consideration nor financing component.

F-11

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

The following table disaggregates the Company’s revenue for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,
	2025	2026
	(Unaudited)
By revenue type
Sales of manufactured electronic products	$1,195,012	$1,182,670
Commissioned processing service	164,838	204,226
Technical service	—	115,715
Rental income	2,024	37,093
Others	3,410	2,205
Total	$1,365,284	$1,541,909

Advance from customers consists of payments received related to unsatisfied performance obligations at the end of the period. The advance from customers amounted to US$281,556 and US$216,221 as of December 31, 2025 and June 30, 2026, respectively.

(h) Segment reporting

The Company adopted ASU 2023-07 in the fourth quarter of 2024, in accordance with the required adoption timeline for public entities. The adoption of this ASU did not materially impact its financial statement disclosures, as the Company’s existing segment reporting practices were already in alignment with the new requirements. The Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker (“CODM”) identified as the Company’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

F-12

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consisted of the following:

	As of
	December 31，2025	June 30，2026
		(Unaudited)
Loan to a third party (1)	$-	$3,309,881
Deductible input VAT	72,719	73,388
Prepaid expense	11,394	32,983
Advance to suppliers	3,020	35,253
Others	210	2,633
Total	$87,343	$3,454,138

(1)	The balance as of June 30, 2026 primarily represented a loan in the principal amount of US$3,309,881 that the Company lent to Suzhou Chaoyuhua Precision Technology Co., Ltd. (the “Borrower”), a third party, pursuant to a loan agreement dated February 25, 2026. The loan matures on July 31, 2026, on which date the principal and accrued interest are repayable in a lump sum. The loan is unsecured. As of the date of this report, the loan has not been collected..

5. LEASES

The Company had entered into an operating lease agreement for factories located in Taiwan.

	As of
	December 31，2025	June 30，2026
		(Unaudited)
Operating lease right-of-use assets, net	$279,627	$251,079

Operating lease liabilities, current	50,084	50,672
Operating lease liabilities, non-current	229,543	200,408
Total operating lease liabilities	$279,627	$251,080

F-13

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

5. LEASES-continued

The components of lease expense were as follows within the consolidated statements of comprehensive loss:

	For the six months ended June 30,
	2025	2026
	(Unaudited)
Operating lease:
Operating lease expense	$31,458	$31,708
Short-term lease expense	737	2,893
Total operating lease expenses	$32,195	$34,601
Total lease expenses	$32,195	$34,601

For the six months ended June 30, 2025 and 2026, cash paid for operating leases were US$26,791 and US$31,708.

Supplemental balance sheet information related to leases was as follows:

	As of
	December 31，2025	June 30，2026
		(Unaudited)
Weighted average discount rate:
Operating lease	5.38%	5.38%
Weighted average remaining lease term:
Operating lease	60 months	54 months

As of June 30, 2026, the future minimum rent payable under non-cancelable operating and financing leases were:

For the six months ended June 30,	Amount
(Unaudited)
The remainder of 2026	$31,476
2027	62,952
2028	62,952
2029 and thereafter	125,903
Total lease payments	283,282
Less: imputed interest	(32,202)
Total operating lease liabilities, net of interest	$251,080

F-14

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

6. BORROWINGS

As of December 31, 2025 and June 30, 2026 the bank borrowings were for working capital and capital expenditure purposes.

	As of
	December 31，2025	June 30，2026
		(Unaudited)
Current portion:
Short-term bank borrowings
Bank of Jiaxing (1)	$2,692,654	$2,775,199
Long-term bank borrowings, current portion
Bank of Jiaxing (1)	56,381	87,163
Subtotal	$2,749,035	$2,862,362

Non-current portion:
Long-term bank borrowings
Bank of Jiaxing (1)	$2,938,338	$2,984,832
Subtotal	$2,938,338	$2,984,832
Total	$5,687,373	$5,847,194

(1)	During the year ended December 31, 2025 and the six months ended June 30, 2026, the Company continuously entered into certain bank borrowings for the purpose of obtaining financing. The bank borrowings were joint secured by Mr. Ming-Chao Huang and Mr. Ming-Chia Huang, the shareholders of the Company, and pledged by the Company’s property, plant and equipment amounting to US$3,820,949 and US$3,812,196 as of December 31, 2025 and June 30, 2026, respectively.

F-15

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

6. BORROWINGS-continued

The interest expenses were US$147,605 and US$120,931 for the six months ended June 30, 2025 and 2026, respectively. The weighted average interest rates of bank borrowings outstanding were 4.34% and 4.34% per annum as of December 31, 2025 and June 30, 2026, respectively. The maturity dates of the bank borrowings were from December 2026 to December 2035.

As of June 30，2026 the Company’s long-term bank borrowings will be due according to the following schedule:

For the fiscal years ending December 31,	Amount
(Unaudited)
2026 remainder	$87,163
2027	72,636
2028	145,272
2029 and thereafter	2,766,924
Total long-term bank borrowings	$3,071,995

7. CONVERTIBLE NOTE

On July 24, 2024, the Company entered into a securities purchase agreement with an investor, pursuant to which the investor agreed to purchase from the Company a convertible promissory note in the aggregate principal amount of RMB35,000,000 (approximately $4.8 million). The Company received the aggregate principal amount of RMB35,000,000 in July 2024 and the convertible note financing closed on August 12, 2024. On January 14, 2025, the parties to the securities purchase agreement executed a termination agreement and agreed to terminate the securities purchase agreement and the convertible note and release each other party from all other claims and liabilities. The note proceeds of RMB35,000,000 have been repaid to the investor in October 2024.

F-16

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

7. CONVERTIBLE NOTE-continued

On November 26, 2024, the Company entered into a securities purchase agreement (the “November 2024 SPA”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor (i) an unsecured convertible note (“Convertible Note”), in the principal amount of $1,851,000, bearing interest at a rate of 7% per annum and having a term of one year after the purchase price of the Convertible Note is delivered by the Investor to the Company with an aggregate original issue discount of US$151,000, and (ii) 1,800,000(after the Share Combination: 60,000) ordinary shares (“Pre-Delivery Shares”) of the Company in aggregate with no par value, which is for pre-delivery and subject to the Company’s repurchase right upon repayment of the notes. The Investor has the right at any time beginning on the earlier of (a) the date that is six months after the purchase price of the Convertible Note is delivered by the Investor to the Company, and (b) the effective date of the registration statement on Form F-1 to register the Investor’s resale of conversion shares and Pre-Delivery Shares, until the Outstanding Balance (the principal amount plus accrued but unpaid interest, collection and enforcements costs incurred by Lender, transfer, stamp, issuance and similar taxes and fees related to Conversions, and any other fees or charges incurred under this Convertible Note as of any date of determination) has been paid in full, at its election, to convert all or any portion of the Outstanding Balance into ordinary shares at a conversion price equal to 80% of the lowest volume weighted average price measured during the period of ten (10) trading days prior to the conversion, subject to the restriction of the floor price. The Convertible Note contains a floor price of $0.178 for the possible future conversions into ordinary shares.

In addition, the Company may prepay all or a portion of the Convertible Note at any time by paying 110% of the Outstanding Balance elected for pre-payment. From the date of the issuance and sale of the Convertible Note and the Pre-Delivery Shares to the maturity date, the Company can extend the maturity date up to twice, for six months each time, and each exercise of this right will increase the Outstanding Balance by 5%. However, the Company can only exercise the right if: (i) for the first exercise, the Outstanding Balance is $850,000 or less, and for the second, it is $425,000 or less; (ii) no Trigger Event has occurred before the exercise date; (iii) the company has not received a non-qualification letter regarding any Nasdaq listing rule.

The Company has identified and evaluated the embedded features of the Convertible Note, and concluded that (i) the Company call option, the Company extension right and contingent interest features for event of default are clearly and closely related to the debt host instrument and, therefore, are not required to be bifurcated under ASC 815, (ii) the conversion right is eligible for a scope exception from derivative accounting and is not required to be bifurcated under ASC 815. Consequently, the Company accounts for the convertible notes as a liability following the respective guidance of ASC 815 and ASC 470.

F-17

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

7. CONVERTIBLE NOTE-continued

As Pre-delivery shares can be separately exercised, i.e. each can continue to exist unchanged when the other is exercised, the Company concluded that they were freestanding. The Pre-delivery Shares are considered a form of stock borrowing facility and are accounted for as own-share lending arrangement. The Company did not receive any proceeds or pay any consideration related to the Pre-delivery Shares, except that the Company received a one-time nominal fee of US$180 upon the issuance of the Pre-delivery Shares and will pay the same amount to the investors upon the return of Pre-delivery Shares, respectively. The Company accounted for the share lending arrangement as an issuance cost and recorded at fair value upon issuance date against additional paid-in capital. Although legally issued, the Pre-delivery Shares were not considered outstanding and therefore excluded from basic and diluted loss per share unless default of the share lending arrangement occurs, at which time the Pre-delivery Shares would be included in the basic and diluted loss per share calculation.

On May 13, 2025, the Company and the Investor entered into an amendment to the Convertible Note (the “Amendment”). The Amendment revised the definition of the “Conversion Price” under the Note, which now means 80% multiplied by the lower of: (a) the closing trade price of the Ordinary Shares on the prior trading day, and (b) the average closing trade price of the Ordinary Shares for the prior 10 trading days.

Pursuant to ASC 470-50 and ASC 815, the Amendment only modifies the conversion price and does not create a substantial difference between the original and modified debt instruments, and thus extinguishment accounting and debt restructuring treatment are not applicable. No gain or loss is recognized, nor is remeasurement of the Convertible Note required, on the amendment date. The Company has accounted for the Amendment in accordance with the relevant provisions of the aforementioned standards.

During the year ended December 31, 2025, the Company issued an aggregate of 5,651,591 (after the Share Combination: 188,387) ordinary shares in connection with the conversion of the Convertible Note, with the conversion price determined in accordance with the terms and conditions set forth above. Accordingly, the carrying value of the Convertible Note was derecognized to the extent of conversion, and ordinary share capital and additional paid-in capital were increased correspondingly.

In March 2026, the Company fully repaid the outstanding balance of the Convertible Note, including principal, accrued and unpaid interest and all other contractual obligations thereunder, with funds of US$651,716 advanced by the Chief Executive Officer on behalf of the Company. In connection with such repayment, the Company repurchased the 60,000 Pre-Delivery Shares (after giving effect to the Share Combination) previously issued to the investor for the contractual repurchase price of US$180. During the six months ended June 30, 2026, the Company recognized finance costs of US$47,052 in connection with the Convertible Note. As of June 30, 2026, the outstanding balance of the Convertible Note was nil.

F-18

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

8. ORDINARY SHARES

As of December 31, 2025, the Company’s total issued ordinary shares were 4,701,369 (after the Share Combination), and the Company had 4,641,369 (after the Share Combination) ordinary shares with no par value(the “Ordinary Shares”) outstanding.

In January 2026, the Company repurchased 1,152,667 ordinary shares (after the Share Combination; 34.58 million shares before) from certain existing shareholders for an aggregate purchase price of approximately US$7.0 million (US$0.203 per share before the Share Combination). In March 2026, the Company fully repaid the Convertible Note with funds advanced by a related party on behalf of the Company and, in connection therewith, repurchased 60,000 Pre-Delivery Shares for $180 pursuant to the Securities Purchase Agreement. All repurchased shares were accounted for as treasury stock under the cost method. The repurchased shares have been repurchased and not yet cancelled and are held as treasury stock. As of June 30, 2026, the Company held 1,212,667 treasury shares with an aggregate cost of US$7,019,920.

On April 22, 2026, the Company issued 709,740 ordinary shares to four consultants under the 2026 Equity Incentive Plan (see Note 9 — Share-Based Compensation).

For the aforementioned transactions, as of June 30, 2026, the Company’s total issued ordinary shares were 5,411,109, and the Company had 4,198,442 ordinary shares with no par value(the “Ordinary Shares”) outstanding.

F-19

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

9. Share-Based Compensation

The Company accounts for share-based payments in accordance with ASC 718, as amended by ASU 2018-07, which extends the guidance to share-based transactions with non-employees. Awards are measured at grant-date fair value and recognized as expense when the related services are received.

2026 Equity Incentive Plan

In March 2026, the Board of Directors adopted the MKDWELL Tech Inc. 2026 Equity Incentive Plan (the “2026 Plan”), administered by the Compensation Committee of the Board. On April 22, 2026, the Company issued an aggregate of 709,740 shares of common stock to four consultants (177,435 shares each) under the 2026 Plan as the sole consideration for M&A advisory, business consulting, and internal control and corporate governance services. The shares were fully vested upon issuance and are not subject to cash compensation, performance conditions, forfeiture provisions, or repurchase rights. The grant date was determined to be April 22, 2026, being the date on which the Company and the consultants agreed on the terms of the awards. Accordingly, the Company recognized share-based compensation expense of $5,223,686 (709,740 shares times $7.36, the closing market price on the grant date) in full in general and administrative expenses during the six months ended June 30, 2026. The 709,740 shares were included in the weighted-average number of common shares outstanding used in computing basic and diluted earnings per share from the issuance date.

10. RESTRICTED NET ASSETS

A significant portion of the Company’s operations are conducted through its mainland China subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2025 and June 30, 2026, the aggregate restricted net assets included in the Company’s consolidated net assets, comprising the paid-in capital and additional paid-in capital of its subsidiaries, were nil.

F-20

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

11. TAXATION

British Virgin Islands (“BVI”)

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. Additionally, dividend payments are not subject to withholdings tax in the BVI.

Taiwan

MKD Taiwan, a subsidiary incorporated in Taiwan, is subject to a tax rate of 20% for entities under R.O.C. Income Tax Law.

Samoa

MKD Samoa was incorporated in Samoa and, under the current laws of Samoa, is not subject to tax on its income or capital gains. Additionally, dividend payments are not subject to withholdings tax in Samoa.

Mainland China

Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008, both domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25% while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Company’s subsidiary, MKD Jiaxing, was approved as HNTE and is entitled to a reduced income tax rate of 15% from 2021 to 2023. In December 2024, the HNTE certification was renewed, extending the reduced tax rate of 15% from 2024 to 2026. The Company’s subsidiary, MKD Shanghai have applicable EIT rate of 25%.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and June 30, 2026, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended June 30, 2025 and 2026, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of June 30, 2026, the tax years ended December 31, 2019 through 2025 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. As of June 30, 2026, the tax years ended December 31, 2019 through 2025 for the Group’s subsidiary in the Taiwan is generally subject to examination by the Taiwan tax authorities.

F-21

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

11. TAXATION-continued

Deferred income taxes are recognized for the tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss carry-forwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company assesses the realizability of deferred tax assets by evaluating whether it is more likely than not that some or all of the deferred tax assets will be realized. Based upon the weight of available evidence, including the Company’s history of operating losses, accumulated deficit and the expectation of continuing losses in the foreseeable future, the Company determined that it is more likely than not that its deferred tax assets will not be realized. Accordingly, the Company has recorded a full valuation allowance against its net deferred tax assets as of June 30, 2026 and December 31, 2025.

For the six months ended June 30, 2026 and 2025, the Company did not record any income tax expense as it continued to incur operating losses and no current income tax liability was expected.

12. RELATED PARTY TRANSACTIONS

(a)	Related parties

The following is a list of related parties which the Company has transactions with:

No.	Name of Related Parties	Relationship
1	Ming-Chia Huang	Chief Executive Officer, Chairman of the Board of Directors and shareholder of the Company
2	Ming-Chao Huang	Director and shareholder of the Company
3	Cetus Sponsor LLC	Shareholder of the Company since July 31, 2024
4	AWinner Limited	Shareholder of the Company since March 24, 2025 and Affiliates of Cetus Sponsor LLC
5	Ms. Ya-Hui	Spouse of Ming-Chia Huang
6	Lu Huang	Shareholder of the Company since July, 2025

F-22

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12. RELATED PARTY TRANSACTIONS-continued

(b) Amounts from related parties

Amounts due from related parties consisted of the following for the periods indicated:

		As of
		December 31,2025	June 30,2026
			(Unaudited)
Related parties	Nature
Cetus Sponsor LLC	Loan to a related party	$72,487	$72,605
AWinner Limited	Loan to a related party	875,000	875,000
Total		$947,487	$947,605

On March 13, 2025, Cetus Sponsor LLC, AWinner Limited, and MKD BVI entered into a debt transfer agreement, pursuant to which the debt of US$875,000 owed to MKD BVI by Cetus Sponsor LLC was transferred to and will be borne by AWinner Limited. Meanwhile, on March 13, 2025, AWinner Limited issued an interest-free promissory note with an amount of US$875,000 to MKD BVI, with the maturity date being December 31, 2026.

(c) Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of
		December 31,2025	June 30,2026
			(Unaudited)
Related parties	Nature
Ming-Chia Huang (1)	Loan from related parties	$1,354,052	$2,965,637
Cetus Sponsor LLC	Loan from related parties	39,000	39,000
AWinner Limited	Loan from related parties	737	737
Ming-Chao Huang (2)	Loan from related parties	504,182	669,672
Lu Huang(4)	Loan from related parties	154,816	159,457
Ming-Chia Huang	Expense paid on behalf the Company	9,311	-
Ming-Chao Huang	Expense paid on behalf the Company	4,651	-
Ms. Ya-Hui	Expense paid on behalf the Company	429	580
Total		$2,067,178	$3,835,083

F-23

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12. RELATED PARTY TRANSACTIONS-continued

(c) Amounts due to related parties-continued

(1)	The Company continuously entered into certain loan arrangements with Ming-Chia Huang and obtained loans from him with annual interest rates ranging from 3.5% to 7.0%. During the six months ended June 30, 2026, the Company obtained additional loans from Ming-Chia Huang in the aggregate amount of approximately US$1,649,904, and repaid approximately US$38,319. The balance due to Ming-Chia Huang increased by approximately US$1,611,585, from US$1,354,052 as of December 31, 2025 to US$2,965,637 as of June 30, 2026.

(2)	The Company continuously entered into certain loan arrangements with Ming-Chao Huang and obtained loans from him with an annual interest rate of 6.0%. During the six months ended June 30, 2026, the Company obtained additional loans from Ming-Chao Huang in the aggregate amount of approximately US$206,216, and repaid approximately US$40,726. The balance due to Ming-Chao Huang increased by approximately US$165,490, from US$504,182 as of December 31, 2025 to US$669,672 as of June 30, 2026.

(d) Related party transactions

	For the six months ended June 30,
	2025	2026
	(Unaudited)
Interest expenses of loans from related parties
Ming-Chia Huang	$7,480	$36,096
Ming-Chao Huang	-	5,579
Lu Huang	-	2,976
Proceeds of loans from related parties
Ming-Chao Huang	(395,287)	(179,511)
Ming-Chia Huang	(678,000)	(976,831)
Debt to equity conversion
AWinner Limited	1,110,000	-
Ming-Chia Huang	823,100	-
Ms. Ya-Hui	550,000	-
Repay of loans from related parties
Ming-Chia Huang	-	38,319
Ming-Chao Huang	-	29,476
Repayment of the Convertible Note
Ming-Chia Huang	-	651,716
Repurchase of Pre-Delivery Shares of Convertible Note
Ming-Chia Huang	-	180

F-24

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

13. SUBSEQUENT EVENTS

On July 17, 2026, the Company entered into a share purchase agreement (the “SPA”) to acquire 100% of the issued share capital of Landvision Inc. (“Landvision BVI”), a British Virgin Islands holding company that owns 100% of Landvision Technology Limited (“Landvision HK”), a Hong Kong-based developer and supplier of AI-enabled smart-home and IoT products. The consideration was satisfied entirely through the issuance of 30,000,000 new ordinary shares at an issue price of US$8.00 per share, representing aggregate consideration of US$240,000,000. The acquisition was completed in August 2026, and the consideration shares represent approximately 87.72% of the Company’s enlarged issued ordinary shares. Accordingly, the acquisition is not reflected in the accompanying financial statements as of June 30, 2026.

The Company will account for the acquisition in accordance with ASC 805, Business Combinations, using the acquisition method. Because the acquisition was completed subsequent to the balance sheet date, it constitutes a non-recognized subsequent event and is not reflected in the accompanying condensed consolidated financial statements as of and for the six months ended June 30, 2026. The Company is in the process of evaluating the financial effect of the acquisition and finalizing the purchase accounting.

F-25

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the financial condition and results of operations of the Company in conjunction with the unaudited condensed consolidated financial statements of the Company for the six months ended June 30, 2026 and the related notes included elsewhere with this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors detailed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” and “our” refer to MKDWELL Tech Inc. and its consolidated subsidiaries.

Business Overview

Through the operating subsidiaries, we are a manufacturer and supplier of automotive electronics for passenger cars, modified commercial vehicles, camper vans and logistics vehicles. Our business coverage extends from research and development, design, and production to sales of automotive electronic products. Our main products are intelligent camper vans control systems, LiDAR sensors, intelligent container control systems for logistics vehicles, vehicle seat control system, and we provide customers with ODM and OEM customized services. We design, manufacture and supply our products to our customers through our design center located in Hsinchu Science Park, Taiwan and our manufacturing plant in Jiaxing Science and Technology City, Jiaxing City, Zhejiang Province, China. Our customers are mainly based in Mainland China and Taiwan.

Major Factors Affecting Our Results of Operations

Market demand and supply

The automotive industry market we are in is continuing to incorporate electronics into motor vehicles. From traditional automotive electronics, gasoline-electric hybrid vehicles to new energy vehicles, most automotives these days are inseparable from automotive electronics. For both new automotives or current in-use automotives, both the pre-installation market and the after-market can offer immense market opportunities and development potential. However, the competition in the automotive electronics industry has intensified, with the emergence of homogeneous suppliers and the participation of automobile factory joint ventures. Chip supply and component shortages have also disrupted the global supply chain and cost of raw materials has risen to cause great difficulty in satisfying the demand for automotive products. Our sales performance may thus be affected due to the above-mentioned trends.

While supply chains relating to certain industries, especially the semiconductor and chip-making sector, have been disrupted in recent years due to the COVID pandemic and the Russo-Ukraine war, MKD has not been directly affected by supply chain disruptions brought about by such factors, or by the restrictions under the Uyghur Forced Labor Prevention Act. MKD’s operations do not require industrial input from Russian, Ukraine or Uyghur suppliers. MKD has not experienced significant supply chain disruptions that have materially affected its business operations in the past two years and does not expect any such disruptions in the short term. Nevertheless, MKD’s management believes that if such disruptions do arise in the future, especially as it pertains to the supply of integrated circuits, passive components and metals, which are used in MKD’s production processes, such developments may have a material adverse impact on MKD’s operations. As such, MKD is mindful of the need to mitigate the impact of any such disruptions, including to maintain a wide network of current and potential suppliers to whom MKD can look to in the event alternative sources are required.

Our ability to attract and retain customers

We use product innovation technology and application scenarios to attract and retain customers. Hence, if we no longer invest in the research and development of innovative technologies and broad product application scenarios, this may lead to decline in the attractiveness of our products and the loss of customers, which will result in a decline of sale performance and profits. Therefore, continuous and diversified product innovation, technology research and development and diversification of product applications are important key factors for attracting and retaining customers.

We rely on regular new product releases and technical exchanges with customers so that customers can continue to understand our innovation capabilities. If we are unable to communicate with customers regularly and continuously on product technologies and product releases, this may lead to a drop in confidence in MKD’s technical capabilities, which may result in customer loss and a decline in sales and profits.

Pricing of our products and services

Our products are used in automotive electronics, smart campers, smart logistics systems and ODM/OEM services, and our business performance may be affected by various factors across these different fields. Our automotive electronics and intelligent campers business may be affected by the following factors.

●	We may be affected by the long development cycle of new cars, the failure of new automotive development or the poor sales of new cars, resulting in a waste of resources used in product development and manufacturing.
●	We may be harmed by malicious price competition by competitors.
●	Asymmetric competition of client subsidiaries, such as using connected transactions to gain competitive advantages, may result in unfair competition against us.
●	The raw materials of automotive electronics may run out of stock or experience a price increase.
●	Customer requests and specification changes may lead to product design problems and delayed deliveries, leading to lost business.

Our intelligent logistics systems business may be affected by the following factors:

●	The product planned by the customer may not be as well received by the market as anticipated.
●	Market saturation may prevent revenue growth.
●	Customers may request price reductions so substantial that the product cannot be supplied profitably or at all.

Our ODM/OEM services business may be affected by the following factors:

●	The customer may not have conducted sufficient research and development or may not have done so according to plan, resulting in increased supply and costs.
●	The supplier designated by the customer to be used by us may be unable to deliver quality products on time and effectively.
●	Customers’ relocation of production base due to prices, tariffs, and transportation logistics may affect the demand for our products.
●	Problems and issues with customers’ marketing plans may result in lower-than-expected sales.

Production Capacity

We have our own production and manufacturing facilities in Jiaxing City, Zhejiang Province, China, with an approximate 15,000 square meter production space, and we possess standardized full-process electronic production automation equipment. However, the following factors may affect our sales:

●	Our production space is limited. If the quantity of orders exceeds the maximum output capacity of the factory, this may lead to delivery and delivery problems, as the production scale cannot meet customer needs.
●	Insufficient production technology and production equipment may result in output being unable to meet demand.
●	Problems with the recruitment, training and quality of production workers may lead to problems with lengthy production schedules and production costs.
●	Cost increases caused by parts shortages, production yield and quality issues may affect our financial performance.

Technology Development

Technology development and the development of innovative technology products rely heavily on experienced talents in all aspects, including management, market planning, R&D and other areas. Under certain circumstances, technology development problems may arise and affect operating income.

●	Problems may arise in talent recruitment, training and management related to R&D technology.
●	Due to political factors, chip factories may be banned from technology licensing and export, resulting in the inability to effectively improve existing technology.
●	The development of advanced technologies by universities and academic institutions may be hampered by factors such as technology transfer restrictions, technology reliability issues, and technology licensing restrictions.
●	Other policy or economic issue may result in difficulties in hiring and retaining technical R&D personnel.

Results of operations

Comparison of Results of Operations for the six months ended June 30, 2025 and 2026

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Revenues

Our revenues consist of (i) sales of manufactured electronic products, (ii) commissioned processing service, (iii) rental income, (iv) technical service and (v) others. Others mainly consist of electricity revenues.

Our breakdown of revenues for the six months ended June 30, 2025 and 2026 are summarized as below:

	For the six months ended June 30,		Change
	2025	2026	Amount	%
	US$	US$	US$
	(Unaudited)
By revenue type
Sales of manufactured electronic products	$1,195,012	$1,182,670	$(12,342)	-1.0%
Commissioned processing service	164,838	204,226	39,388	23.9%
Technical service	-	115,715	115,715	NA
Rental income	2,024	37,093	35,069	1732.7%
Others	3,410	2,205	(1,205)	-35.3%
Total	$1,365,284	$1,541,909	$176,625	12.9%

Our total revenues increased by US$0.18 million, or 12.9% from US$1.37 million for the six months ended June 30, 2025 to US$1.54 million for the six months ended June 30, 2026, primarily attributable to the newly generated technical services revenue, the increase of rental income and the increase of commissioned processing service, partially offset by the decrease of sales of manufactured electronic products and revenues from others.

Revenues from our sales of manufactured electronic products decreased by US$12,342, or 1.0%, from US$1.20 million for the six months ended June 30, 2025 to US$1.18 million for the six months ended June 30, 2026, which was mainly due to the decrease of orders from certain customers.

Revenues from our commissioned processing service increased by US$0.04 million, or 23.9%, from US$0.16 million for the six months ended June 30, 2025 to US$0.20 million for the six months ended June 30, 2026, which was primarily attributable to the increased demand from customers for commissioned processing services.

Revenues from technical services increased from nil for the six months ended June 30, 2025 to US$0.12 million for the six months ended June 30, 2026, which was primarily attributable to the technical service contracts newly entered into with customers during the period.

Rental income increased by US$35 thousand, or 1,732.7%, from US$2 thousand for the six months ended June 30, 2025 to US$37 thousand for the six months ended June 30, 2026, which was mainly due to the new lease agreement signed in March 2026.

Revenues from others decreased by US$1 thousand, or 35.3%, from US$3 thousand for the six months ended June 30, 2025 to US$2 thousand for the six months ended June 30, 2026, which was mainly due to lower electricity revenue as the new lease signed in March 2026 was still within the rent-free period from March 2026 to May 2026, when the tenant was carrying out renovation works and had not yet commenced production and electricity consumption was limited.

Cost of revenues

Cost of revenues consists primarily of (i) purchase of electronic materials, (ii) payroll, (iii) depreciation and other costs related to the business operation, (iv) inventories write-down.

Our cost of revenues increased by US$0.08 million, or 6.6% from US$1.28 million for the six months ended June 30, 2025 to US$1.36 million for the six months ended June 30, 2026, which was primarily attributable to the increase in material, labor and manufacturing overhead costs in line with the overall increase in production and service activities during the period.

Gross profit and gross profit margin

Gross profit represents our revenues less cost of revenues. Gross profit margin represents our gross profit as a percentage of our revenues.

Gross profit increased by US$0.09 million, or 104.8% from US$0.09 million for the six months ended June 30, 2025 to US$0.18 million for the six months ended June 30, 2026, and gross profit margin increased from 6.5% in the first half of 2025 to 11.8% in the first half of 2026, primarily due to the write-off of inventory write-down provisions of US$0.13 million in connection with the sales of long-aged raw materials during the six months ended June 30, 2026.

Selling expenses

Selling expenses primarily consist of: (i) salaries and benefits for sales personnel, (ii)rental and depreciation allocated to selling department, (iii) certain other expenses.

Our selling expenses increased by less than US$0.01 million, or 3.9% from US$0.13 million for the six months ended June 30, 2025 to US$0.13 million for the six months ended June 30, 2026. Our selling expenses, as measured in RMB, decreased slightly during the period; however, due to the appreciation of RMB against the U.S. dollar, the U.S. dollar-equivalent amount of our selling expenses increased upon translation.

General and administrative expenses

General and administrative expenses primarily consist of: (i) share-based compensation expenses ; (ii) professional service fees; (iii) salaries and benefits for general and administrative personnel, (iv) rental and depreciation allocated to general and administrative department, and (v) other corporate expenses.

Our general and administrative expenses increased by US$4.93 million, or 463.7% from US$1.06 million for the six months ended June 30, 2025 to US$6.00 million for the six months ended June 30, 2026, which was primarily attributable to the share-based compensation expenses of US$5.22 million recognized in connection with the 709,740 ordinary shares issued to consultants under the 2026 Equity Incentive Plan in April 2026.

Research and development expenses

Research and development expenses primarily include (i) salaries and benefits for research and development personnel, (ii) material and supplies expenses in relation to research and development activities, (iii) rental and depreciation allocated to the research and development department, (iv) certain other expense.

Our research and development expenses decreased by US$0.03 million, or 8.0% from US$0.38 million for the six months ended June 30, 2025 to US$0.35 million for the six months ended June 30, 2026, which was mainly attributable to the decrease of service fees and material costs for research and development activities.

Interest expenses, net

Interest expenses, net consists of interest expenses for bank borrowings and financing through sales and lease back, and interest income earned on cash deposits in banks.

Our interest expenses, net increased by US$0.01 million, or 6.1% from US$0.23 million for the six months ended June 30, 2025 to US$0.25 million for the six months ended June 30, 2026. The net increase was primarily attributable to the combined effect of (i) a decrease in interest income earned on bank deposits and time deposits, as the time deposits matured during 2026, (ii) a decrease in interest expense resulting from the early repayment of the Convertible Notes in the first half of 2026, and (iii) a decrease in finance lease interest expense resulting from the settlement and restructuring with the lessors in the first half of 2026, partially offset by (iv) higher interest expense on bank borrowings due to an increase in the average outstanding borrowings in the first half of 2026 following bank borrowings drawn in the second half of 2025.

Other income, net

Other income, net consists of government subsidies, foreign currency exchange gain or loss, and others.

Our other income, net increased by US$0.01 million, or 113.7% from other income of US$0.01 million for the six months ended June 30, 2025 to other income of US$0.03 million for the six months ended June 30, 2026, which was primarily attributable to the increase of government subsidies and foreign currency exchange gains.

Taxation

British Virgin Islands (“BVI”)

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. Additionally, dividend payments are not subject to withholdings tax in the BVI.

Samoa

One of our subsidiaries was incorporated in Samoa and, under the current laws of Samoa, is not subject to tax on its income or capital gains. Additionally, dividend payments are not subject to withholdings tax in Samoa.

Mainland China

Generally, our subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

Taiwan

We are subject to a tax rate of 20% for entities under R.O.C. Income Tax Law.

Net loss

As a result of the foregoing, our net loss increased by US$4.82 million, or 283.4% from US$1.70 million for the six months ended June 30, 2025 to US$6.52 million for the six months ended June 30, 2026.

GOING CONCERN

The Company’s unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net losses of US$1.70 million and US$6.52 million for the six months ended June 30, 2025 and 2026, respectively. As of June 30, 2026, our accumulated deficits were US$22.58 million, with a working capital deficit of US$5.97 million. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has historically depended on financing from bank, related parties and third-party investors to support its operations. The Company’s future operations are dependent upon equity or debt financing and its ability to generate profits through operations at an indeterminate time in the future. The Company cannot assure that it will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,		Change
	2025	2026	Amount	%
	US$	US$	US$
	(Unaudited)
Net cash used in operating activities	$(1,343,391)	$(938,861)	$404,530	-30.1%
Net cash used in investing activities	(10,219,975)	(763)	10,219,212	-100.0%
Net cash provided by financing activities	10,816,222	888,195	(9,928,027)	-91.8%
Effect of exchange rate changes	242,256	40,793	(201,463)	-83.2%
Net change in cash and cash equivalents	(504,888)	(10,636)	494,252	-97.9%
Cash and cash equivalents, beginning of the period	593,730	48,888	(544,842)	-91.8%
Cash and cash equivalents, end of the period	$88,842	$38,252	$(50,590)	-56.9%

Operating activities

For the six months ended June 30, 2026, our net cash used in operating activities was US$0.94 million, which was primarily attributable to (i) our net loss of US$6.52 million, partially offset by (ii) an adjustment of added non-cash items of a net amount of US$5.44 million, inclusive of share-based compensation of US$5.22 million, depreciation and amortization and other non-cash items, (iii) a decrease of US$0.15 million in accounts receivables and notes receivables, and (iv) a decrease of US$0.12 million in inventories, and further offset by (v) a decrease of US$0.06 million in accounts payable and (vi) a decrease of US$0.01 million in accrued expenses and other current liabilities.

For the six months ended June 30, 2025, our net cash used in operating activities was US$1.34 million, which was primarily attributable to (i) our net loss of US$1.70 million, (ii) an adjustment of added non-cash items of a net amount of US$0.43 million, inclusive of depreciation and amortization and other non-cash items, (iii) a decrease of US$0.49 million in accrued expenses and other current liabilities due to the paying remaining amount of payroll and welfare payable, VAT payable and other miscellaneous items, (iv) an increase of US$0.22 million in accounts receivables and notes receivables due to an increase of sales of manufactured electronic products, and offset by (v) an increase of US$0.23 million in accounts payable, primarily due to the combined effect of the Company’s higher purchase volumes and payments not yet falling due and (vi) a decrease of US$0.37 million in prepaid expenses and other current assets, primarily due to the collection of a loan to a shareholder holding less than 5% of the Company’s ordinary shares on December 10, 2024.

Investing activities

For the six months ended June 30, 2026, our net cash used in investing activities was US$763, which was primarily attributable to the purchase of property, plant and equipment.

For the six months ended June 30, 2025, our net cash used in investing activities was US$10.22 million, which was primarily attributable to the purchase of Time deposit.

Financing activities

For the six months ended June 30, 2026, our net cash provided by financing activities was US$0.89 million, primarily consisting of net proceeds of US$1.09 million from borrowings from related parties, partially offset by repayments of financing sale and leaseback of US$0.18 million, repayments of long-term bank borrowings of US$0.01 million and repayments of borrowings from third parties of US$0.01 million.

For the six months ended June 30, 2025, our net cash provided by financing activities was US$10.82 million, primarily consisting of issuance of ordinary shares for private placement of US$10.00 million and net proceeds of US$1.03 million from borrowings from related parties.

Capital expenditures

Our capital expenditures are primarily incurred for the purchase of property, equipment and software. Our capital expenditures were US$0.03 million and US$763 for the six months ended June 30, 2025 and 2026, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations and guarantees as of June 30, 2026.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2026. The amounts are gross and undiscounted.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	Over 3 years
Bank borrowing	$6,684,753	2,992,242	565,148	3,127,363
Payments of leaseback	520,232	520,232	-	-
Operating lease commitments	283,282	62,952	125,903	94,427
Related party loans	3,834,503	3,834,503	-	-
Loans from third parties	29,476	29,476	-	-
Total	$11,352,247	7,439,405	691,051	3,221,790

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations and guarantees as of June 30, 2026.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

Inflation affects us by generally increasing the PRC operating entities’ cost of labor and costs of inventories, the way it does to all labor and costs of inventories. However, we do not anticipate that inflation will materially affect our business in the foreseeable future.

Seasonality

We believe our operation and sales do not experience seasonality.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses during the reporting period, and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, included elsewhere in this registration statement, certain accounting estimates are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) Allowance for credit loss; (ii) Net realizable value of inventory; and (iii) Impairment of long-lived assets. While management believes their judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Allowance for credit loss

On January 1, 2023, we adopted ASC 326 Financial Instruments – Credit Losses (“ASC 326”) using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit. Upon adoption, we changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost. We had not recorded an adjustment to the opening accumulated deficit as of January 1, 2023 due to immaterial cumulative impact of adopting ASC 326.

Account receivables are stated net of provision of credit losses. We have developed our CECL model based on historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. These key inputs to our CECL model are inherently uncertain—historical collection trends may not predict future payment behavior, especially during economic disruptions, and assessments of customer financial status and future economic conditions involve subjective judgment. Changes in these estimates directly affect the provision for credit losses in the income statement and the net carrying value of accounts receivable on the balance sheet.

The Company recorded a credit loss of US$0.032 million and US$0.003 million for the six months ended June 30, 2025 and 2026, respectively. No credit loss provision was written off for the six months ended June 30, 2025 and 2026. For the six months ended June 30, 2026, a 10% increase in our estimate of the allowance for credit loss related to accounts receivable would increase our pre-tax loss by approximately 0.1%.

Net realizable value of inventory

Inventories, net primarily consisting of raw materials, work-in-process, semi-finished products and finished goods, are stated at the lower of cost or net realizable value(“NRV”). NRV is estimated as the expected selling price in the ordinary course of business less predictable disposal and transportation costs, and we record write-downs for slow-moving or damaged inventory based on estimates of historical and forecasted consumer demand. Estimation uncertainties here include volatility in expected selling prices due to market and competitive pressures, uncertainty in predicting slow-moving or obsolete inventory related to product lifecycles and changing demand, and fluctuations in disposal and transportation costs. These write-downs increase cost of goods sold, reducing gross profit, while also lowering the carrying value of inventory on the balance sheet.

For the six months ended June 30, 2025, we recorded inventory write-downs of US$38,934. For the six months ended June 30, 2026, we wrote off inventory write-down provisions of US$134,643 in connection with the sales of long-aged raw materials, which reduced our cost of revenues. For the six months ended June 30, 2026, a 10% increase in the amount of inventory write-down provisions written off would increase our gross profit and reduce our pre-tax loss by approximately 0.2%.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. Uncertainties associated with this estimate include subjective judgment in identifying triggering events (e.g., market declines, technological obsolescence), variability in estimates of future cash flows based on revenue and cost forecasts, and subjectivity in determining fair value through discount rates and growth rate assumptions.

No impairments of long-lived assets were recognized as of December 31, 2025 and June 30, 2026, but future adverse changes in circumstances could result in material non-cash impairment losses that reduce pre-tax income and the carrying value of non-current assets on the balance sheet.

Exhibit 99.3

LANDVISION TECHNOLOGY LIMITED

Audited financial statements

for the six months ended 30 June 2026

LANDVISION TECHNOLOGY LIMITED

Independent auditor’s report

to the member of LANDVISION TECHNOLOGY LIMITED

(Incorporated in Hong Kong with limited liability)

Opinion

We have audited the financial statements of Landvision Technology Limited (the “Company”) set out on pages 4 to 27, which comprise the statement of financial position as at 30 June 2026, and the statement of profit or loss and other comprehensive income, the statement of changes in equity and the statement of cash flows for the six months ended 30 June 2026, and notes to the financial statements, including material accounting policy information.

In our opinion, the financial statements give a true and fair view of the financial position of the Company as at 30 June 2026 and of its financial performance and its cash flows for the period then ended in accordance with IFRS Accounting Standards issued by International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the HKICPA’s Code of Ethics for Professional Accountants (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of the director for the financial statements

The director is responsible for the preparation of financial statements that give a true and fair view in accordance with IFRS Accounting Standards issued by the IASB and for such internal control as the director determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the director is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the director either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Independent auditor’s report

to the member of LANDVISION TECHNOLOGY LIMITED (continued)

(Incorporated in Hong Kong with limited liability)

Auditor’s responsibilities for the audit of the financial statements (continued)

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

-	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

-	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the director.

-	Conclude on the appropriateness of the director’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

-	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the director regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Alan Chan & Partners
ALAN CHAN & PARTNERS
Certified Public Accountants
Hong Kong, 14 August 2026
M&C/ACC/26-27

LANDVISION TECHNOLOGY LIMITED

Statement of profit or loss and other comprehensive income

For the six months ended 30 June 2026

(Expressed in United States Dollars)

	Note	Six months ended 30 June 2026	Six months ended 30 June 2025
		US$	US$

Revenue	8	132,102,832	151,453,092
Cost of sales		(123,397,256)	(140,538,655)

		8,705,576	10,914,437
General administrative and operating expenses		(6,926,570)	(6,799,158)

Profit before tax	9	1,779,006	4,115,279
Income tax expense	10	(196,279)	(503,361)

Profit for the year and total comprehensive income for the year		1,582,727	3,611,918

The accompanying notes form an integral part of the financial statements.

LANDVISION TECHNOLOGY LIMITED

Statement of financial position

As at 30 June 2026

(Expressed in United States Dollars)

	Note	30 June 2026	31 December 2025
		US$	US$

Non-current assets
Property, plant and equipment	11	2,570,104	2,299,417

Current assets
Inventories	12	28,966	51,243
Trade receivables	13	254,682	92,409
Trade deposit paid		120,229	89,607
Cash and cash equivalents	14	191,029	230,639

		594,906	463,898

Current liabilities
Trade payables	15	118,564	126,842
Trade deposit received		663,047	1,328,661
Amount due to shareholder	16	221,733	925,152
Tax payables		238,052	41,773

		1,241,396	2,422,428

Net current liabilities		(646,490)	(1,958,530)

Net assets		1,923,614	340,887

Equity
Share capital	17	1,282	1,282
Reserves		1,922,332	339,605

Total equity		1,923,614	340,887

Approved for issue by the sole director on 14 August 2026.

/s/ HE Yun
HE Yun
Director

The accompanying notes form an integral part of the financial statements.

LANDVISION TECHNOLOGY LIMITED

Statement of changes in equity

For the six months ended 30 June 2026

(Expressed in United States Dollars)

	Share capital	Accumulated losses	Total
	US$	US$	US$

At 1 January 2025	1,282	(936,398)	(935,116)

Profit for the year and total comprehensive income for the year	-	1,276,003	1,276,003

At 31 December 2025 and 1 January 2026	1,282	339,605	340,887

Profit for the year and total comprehensive income for the year	-	1,582,727	1,582,727

At 30 June 2026	1,282	1,922,332	1,923,614

	Share capital	Accumulated losses	Total
	US$	US$	US$

At 1 January 2025	1,282	(936,398)	(935,116)

Profit for the year and total comprehensive income for the year	-	3,611,918	3,611,918

At 30 June 2025	1,282	2,675,520	2,676,802

The accompanying notes form an integral part of the financial statements.

LANDVISION TECHNOLOGY LIMITED

Statement of cash flows

For the six months ended 30 June 2026

(Expressed in United States Dollars)

	Six months ended 30 June 2026	Six months ended 30 June 2025
	US$	US$

Profit before tax	1,779,006	4,115,279

Adjustment for non-operating and non-cash items:
Depreciation on property, plant and equipment	240,425	93,022

Changes in working capital:
Decrease/(increase) in inventories	22,277	(2,304,136)
(Increase)/decrease in trade receivables	(162,273)	78,267
(Increase)/decrease in trade deposit paid	(30,622)	118,463
Decrease in trade payables	(8,278)	(139,546)
(Decrease)/increase in trade deposit received	(665,614)	493,859

Cash flows generated from operations	1,174,921	2,455,208

Income tax paid	-	-

Net cash flows generated from operating activities	1,174,921	2,455,208

Investing activities
Payment for acquisition of property, plant and equipment	(511,112)	-

Net cash flows used in investing activities	(511,112)	-

Financing activities
Repayment to shareholder	(703,419)	(2,453,295)

Net cash flows used in financing activities	(703,419)	(2,453,295)

Net (decrease)/increase in cash and cash equivalents	(39,610)	1,913
Cash and cash equivalents at the beginning of the year	230,639	6,374

Cash and cash equivalents at the end of the year	191,029	8,287

Analysed by:
Cash and cash equivalents in the statement of financial position	191,029	8,287

The accompanying notes form an integral part of the financial statements.

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

1.	General information

LANDVISION TECHNOLOGY LIMITED (the “Company”) is a company with limited liability incorporated in Hong Kong. The Company’s registered office and principal place of business is located at Unit 2101-M2, 21/F, Gala Place, 56 Dundas Street, Mongkok, Kowloon, Hong Kong.

The principal activity of the Company is e-commerce business with AI-CRM function.

2.	Statement of compliance

These financial statements have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”).

3.	Basis of preparation

These financial statements include the statement of financial position, the statement of profit or loss and other comprehensive income, the statement of changes in equity, the statement of cash flows and related notes.

The measurement basis used in the preparation of the financial statements is the historical cost basis except for financial assets, which are stated at fair value.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS Accounting Standards that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 5 to the financial statements.

These financial statements are presented in United States Dollars (“US$”), which is the Company’s functional currency.

The financial statements are prepared in accordance with IFRS Accounting Standards under the historical cost convention.

The International Accounting Standards Board has issued a number of new and revised IFRS Accounting Standards. The application of those IFRS Accounting Standards effective for annual accounting periods beginning on 1 January 2026 has no significant impact on the Company’s results and financial position.

For the following IFRS Accounting Standards which are not yet effective, the Company is in the process of assessing their impact on the Company’s results and financial position. Based on preliminary assessment, no significant impact is anticipated for those IFRS Accounting Standards scheduled to be effective in 2027.

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

3.	Basis of preparation (continued)

IFRS 18	Presentation and Disclosure in Financial Statements[1]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[1]
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[2]

1 Effective for annual periods beginning on or after 1 January 2027

2 No mandatory effective date yet determined but available for adoption

These amendments are not expected to have a significant impact on the financial statements in the period of initial application and therefore no disclosures have been made.

4.	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for member and benefits of other stakeholders, and to provide an adequate return to the member.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amounts of dividends paid to the member, return capital to the member, issue new shares, or sell assets to reduce debt. No changes were made in the objectives, policies and processes during the six months ended 30 June 2026.

5.	Critical accounting estimates and judgement

The preparation of the financial statements in conformity with IFRS Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

5.	Critical accounting estimates and judgement (continued)

The critical judgement in applying the Company’s accounting policies and the key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within these financial statements:

(i)	Impairment of assets

The Company assesses annually whether assets have any indication of impairment, in accordance with the accounting policy stated in notes 7(h) and 7(i). The recoverable amounts of assets have been determined based on value-in-use or present value of estimated future cash flows calculations. These calculations require the use of estimate. The recoverable amount of long-term investment with no market value is estimated by reference to many factors most of which are director’s judgement.

(ii)	Doubtful debts

The management estimates the provision for doubtful debt for its trade receivables by the credit history of its customers and the current market conditions. Management reassesses the provision annually in order to ascertain the adequacy of provision.

(iii)	Significant increase in credit risk

IFRS 9 does not define what constitutes a significant increase in credit risk. In assessing whether the credit risk of an asset has significantly increased the Company takes into account qualitative and quantitative reasonable and supportable forward-looking information.

6.	Financial instruments

Financial assets and financial liabilities are recognised on the statement of financial position when the Company becomes a party to the contractual provisions of the instruments. They are accounted for in accordance with the respective accounting policies stated in note 7(g). The Company has classified the carrying value of its financial assets in the following categories:

	30 June 2026	31 December 2025
	US$	US$
Financial assets at amortised cost
Trade receivables	254,682	92,409
Cash and cash equivalents	191,029	230,639

	445,711	323,048

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

6.	Financial instruments (continued)

The Company has classified the carrying value of its financial liabilities in the following categories:

	30 June 2026	31 December 2025
	US$	US$
Financial liabilities at amortised cost
Trade payables	118,564	126,842
Amount due to shareholder	221,733	925,152

	340,297	1,051,994

The director considers that the carrying values of the financial assets and financial liabilities approximate to their fair values.

The Company exposed to various kinds of risks in its operation and financial instruments. The risk includes market risk (foreign currency risk, interest rate risk and other price risk), liquidity risk and credit risk. The Company’s risk management objectives and policies mainly focus on minimising the potential adverse effects of these risks on the Company by closely monitoring the individual exposure as follows:

(a)	Foreign currency risk management

The major source of currency risk comes from financial assets and liabilities denominated in foreign currencies. It is the objective of the Company to control the currency risk at an acceptable level. The Company has designated a Financial Controller to monitor the foreign currency exchange rates on an ongoing basis. The Financial Controller will report to the director regularly and advise suitable procedures to minimise foreseeable currency risk.

(b)	Interest rate risk management

The Company’s cash flow interest rate risk mainly arises from bank balances, which carry interests at variable rates.

In the opinions of the director of the Company, the interest income derived from bank balances are insignificant and the Company’s income and operating cash flows are substantially independent of changes in market interest rates. Accordingly, no sensitivity analysis is performed.

Summary quantitative data

	30 June 2026	31 December 2025
	US$	US$
Floating-rate financial assets
Cash at banks	191,029	230,639

Net interest-bearing assets	191,029	230,639

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

6.	Financial instruments (continued)

(c)	Credit risk management

The Company is exposed to credit risk on financial assets, mainly attributable to trade receivables. It sets credit limited on each individual customer and prior approval is required for any transaction exceeding the limit. The customer with sound payment history would accumulated a higher credit limit. In Addition, the overseas customers would normally be required to transact with the Company by letter of credit in order to minimise the Company’s credit risk exposure.

Summary quantitative data

	30 June 2026	31 December 2025
	US$	US$

Bank balances	191,029	230,639
Trade receivables	254,682	92,409

	445,711	323,048

While cash and cash equivalents are also subject to impairment assessment required by IFRS 9, the Company makes periodic assessments on their recoverability based on historical settlement records and past experience, and considered relevant expected credit losses are immaterial.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Company has significant exposure to individual customers. Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates.

The Company measures loss allowances for trade receivables at an amount equal to lifetime expected credit losses, which is calculated using a provision matrix. As the Company’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Company’s different customer bases.

At 30 June 2026, the Company has no concentration of risk and maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Based on the Company’s assessment, the calculated lifetime expected credit loss on trade receivables as of 30 June 2026 and 31 December 2025 is insignificant. Consequently, no loss allowance has been recognised in the financial statements, as any such amount is immaterial to the financial position and performance of the Company.

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

6.	Financial instruments (continued)

(d)	Liquidity risk management

Ultimate responsibilities for liquidity risk management rest with the sole director, which has built an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves and borrowing facilities by continuously monitoring forecast and actual cash flows.

As at 30 June 2026, the financial liabilities of US$380,297 (31 December 2025: US$1,051,994) such as trade payables at the end of the reporting period, mature as follows: -

	30 June 2026	31 December 2025
	US$	US$

Total liabilities	1,241,396	2,422,428
Non-financial liabilities	(901,099)	(1,370,434)

Total financial liabilities	340,297	1,051,994

Mature within 6 months	380,297	1,051,994

7.	Material accounting policies information

(a)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment loss, if any.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, on a straight-line basis over their estimated useful lives as follow:

Warehouses	20–30 years
Servers and computers	5 years
Miscellaneous assets	5 years

The residual value and the useful life of an asset are reviewed at least at each financial year-end.

The Company assesses at the end of each reporting period whether there is any indication that any items of property, plant and equipment may be impaired and that an impairment loss recognised in the prior periods for an item may have decreased. If any such indication exists, the Company estimates the recoverable amount of that item. An impairment loss, being the amount by which the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount, or a reversal of impairment loss is recognised immediately in profit or loss.

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

7.	Material accounting policies information (continued)

(a)	Property, plant and equipment (continued)

Gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognised and is determined as the difference between net disposal proceeds, if any, and the carrying amount of the item.

(b)	Trade receivables

The Company makes use of a simplified approach in accounting for trade receivables as well as contract assets and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

The Company assesses impairment of trade receivables on a collective basis as they possess shared credit risk characteristics they have been grouped based on the days past due. Refer to note 7(i) to the financial statements for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

Where consistent with the provisioning horizon, the possible impact of climate risks on the determination of expected credit losses has been integrated.

(c)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and cash at banks.

(d)	Inventories

Inventories are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and applicable selling expenses. Cost is determined using the weighted average basis, and in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. It excludes borrowing costs.

(e)	Income tax

Tax expense recognised in profit or loss comprises the sum of deferred tax and current tax not recognised in equity. The calculation of current and deferred tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred income taxes are calculated using the liability method. The carrying amount of deferred tax are reviewed at the end of each reporting period on the basis of its most likely amount and adjusted if needed. Assessing the most likely amount of current and deferred tax in case of uncertainties (e.g. as a result of the need to interpreting the requirements of the applicable tax law), requires the Company to apply judgments in considering whether it is probable that the taxation authority will accept the tax treatment retained.

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

7.	Material accounting policies information (continued)

(e)	Income tax (continued)

Deferred tax assets are recognised to the extent it is probable that the underlying tax loss or deductible temporary difference will be utilised against future taxable income. This is assessed based on the Company’s forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit.

Deferred tax liabilities are generally recognised in full, although IAS 12 specifies limited exemptions. As a result of these exemptions the Company does not recognise deferred tax on temporary differences relating to goodwill, or to its investments in subsidiaries (only to the extent that the Company control the timing of the reversal of the taxable temporary difference and that reversal is not likely to occur in the foreseeable future). The Company does not offset deferred tax assets and liabilities unless it has a legally enforceable right to do so and intends to settle on a net basis.

(f)	Foreign currencies

Functional and presentation currency

The financial statements are presented in United States Dollars.

Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the Company, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency at period-end exchange rates are recognised in profit or loss.

Non-monetary items are not retranslated at the period-end. They are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.

(g)	Financial instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

7.	Material accounting policies information (continued)

(g)	Financial instruments (continued)

Classification and initial measurement of financial assets

Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).

Financial assets, other than those designated and effective as hedging instruments, are classified into one of the following categories:

-	amortised cost;
-	fair value through profit or loss (FVTPL); or
-	fair value through other comprehensive income (FVOCI).

In the periods presented the Company does not have any financial assets categorised as FVTPL and FVOCI.

The classification is determined by both:

-	the entity’s business model for managing the financial asset; and
-	the contractual cash flow characteristics of the financial asset.

All revenue and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortised cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVTPL):

-	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and
-	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial.

Financial assets at fair value through profit or loss (FVTPL)

Financial assets held within a different business model other than “hold to collect” or “hold to collect and sell” are categorised at FVTPL. Further, irrespective of the business model used, financial assets whose contractual cash flows are not solely payments of principal and interest are accounted for at FVTPL. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply.

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

7.	Material accounting policies information (continued)

(g)	Financial instruments (continued)

Financial assets at fair value through profit or loss (FVTPL) (continued)

The category also contains an equity investment. The Company accounts for the investment at FVTPL and did not make the irrevocable election to account for the investment in listed equity securities at FVOCI. The fair value was determined in line with the requirements of IFRS 13 “Fair Value Measurement”.

Assets in this category are measured at fair value with gains or losses recognised in profit or loss. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists.

Financial assets at fair value through other comprehensive income (FVOCI)

The Company accounts for financial assets at FVOCI if the assets meet the following conditions:

-	they are held under a business model whose objective it is “hold to collect” the associated cash flows and sell, and
-	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Any gains or losses recognised in OCI will be recycled upon derecognition of the asset.

Financial liabilities

The Company classifies its financial liabilities, depending on the purpose for which the liabilities were incurred. Financial liabilities at FVTPL are initially measured at fair value and financial liabilities at amortised costs are initially measured at fair value, net of directly attributable costs incurred.

Financial liabilities at amortised cost

Financial liabilities at amortised cost are subsequently measured at amortised cost, using the effective interest method. The related interest expense is recognised in profit or loss.

Gains or losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation process.

(h)	Impairment of non-current assets

At the end of each reporting period, the Company reviews the carrying amounts of the non-financial assets including property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss or an impairment loss previously recognised no longer exists or may have decreased.

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

7.	Material accounting policies information (continued)

(h)	Impairment of non-current assets (continued)

If the recoverable amount (i.e. the greater of the fair value less costs of disposal and value in use) of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another IFRS Accounting Standards, in which case the impairment loss is treated as a revaluation decrease under that IFRS Accounting Standards. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior year. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at a revalued amount under another IFRS, in which case the reversal of the impairment loss is treated as a revaluation increase under that IFRS.

Value in use is based on the estimated future cash flows expected to be derived from the asset or cash generating unit, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit.

(i)	Impairment loss on financial assets

IFRS 9’s impairment requirements use forward-looking information to recognise expected credit losses - the “expected credit loss (ECL) model”. Instruments within the scope of the requirements included loans and other debt-type financial assets measured at amortised cost and FVOCI, trade receivables, contract assets recognised and measured under IFRS 15 and loan commitments and some financial guarantee contracts (for the issuer) that are not measured at fair value through profit or loss.

The Company considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

-	financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (“Stage 1”); and
-	financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (“Stage 2”).

“Stage 3” would cover financial assets that have objective evidence of impairment at the reporting date.

“12-month expected credit losses” are recognised for the first category (i.e. Stage 1) while “lifetime expected credit losses” are recognised for the second category (i.e. Stage 2).

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

7.	Material accounting policies information (continued)

(i)	Impairment loss on financial assets (continued)

Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

(j)	Trade and other payables

Trade and other payables are initially measured at fair value and, after initial recognition, at amortised cost, except for payables with no stated interest rate and effect of discounting being immaterial, that are measured at their original invoice amount.

(k)	Provisions, contingent assets and contingent liabilities

Provisions for product warranties, legal disputes, onerous contracts or other claims are recognised when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Company and amounts can be estimated reliably. The timing or amount of the outflow may still be uncertain.

Restructuring provisions are recognised only if a detailed formal plan for the restructuring exists and management has either communicated the plan’s main features to those affected or started implementation. Provisions are not recognised for future operating losses.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

Any reimbursement that the Company is virtually certain to collect from a third party with respect to the obligation is recognised as a separate asset. However, this asset may not exceed the amount of the related provision.

No liability is recognised if an outflow of economic resources as a result of present obligations is not probable. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

7.	Material accounting policies information (continued)

(l)	Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Company and when the revenue can be measured reliably, on the following bases:

(i)	Sales of goods is recognised when the Company transfers control of the assets to the customer. Control transfers at the point in time when the goods are delivered to the customers; and
(ii)	Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(m)	Related parties

For the purpose of these financial statements, related party includes a person and entity as defined below:

(a)	A person or a close member of that person’s family is related to the Company if that person:

(i)	has control or joint control of the Company;
(ii)	has significant influence over the Company;
(iii)	is a member of the key management personnel of the Company or the Company’s parent;

(b)	An entity is related to the Company if any of the following conditions applies:

(i)	the entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
(ii)	one entity is an associate or joint venture of the other entity
(iii)	both entities are joint ventures of the same third party.
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.
(v)	the entity is a post-employment benefit plan for the benefits of employees of either the Company or an entity related to the Company.
(vi)	the entity is controlled or jointly controlled by a person identified in (a).
(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).
(viii)	the entity of which it is a part, provides key management personnel services to the Company.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

7.	Material accounting policies information (continued)

(n)	Employee benefits

(i)	Short term employee benefits

Short-term employee benefits, including holiday entitlement, are current liabilities included in pension and other employee obligations, measured at the undiscounted amount the Company expects to pay as a result of the unused entitlement.

(ii)	Defined contribution plans

The Company pays fixed contributions into independent entities in relation to several retirement plans and insurances for individual employees. The Company has no legal or constructive obligations to pay contributions in addition to its fixed contributions, which are recognised as an expense in the period that related employee services are received.

(ii)	Defined benefits plans (continued)

Under the Company’s defined benefit plans, the amount of pension benefit that an employee will receive on retirement is defined by reference to the employee’s length of service and final salary. The legal obligation for any benefits remains with the Company, even if plan assets for funding the defined benefit plan have been set aside. Plan assets may include assets specifically designated to a long-term benefit fund as well as qualifying insurance policies.

The liability recognised in the statement of financial position for defined benefit plans is the present value of the defined benefit obligation (DBO) at the reporting date less the fair value of plan assets.

Management estimates the DBO annually with the assistance of independent actuaries. This is based on standard rates of inflation, salary growth rate and mortality. Discount factors are determined close to the end of each annual reporting period by reference to high quality corporate bonds that are denominated in the current year, which the benefits will be paid and have terms to maturity approximating the terms of the related pension liability.

Service cost on the Company’s defined benefit plan is included in employee benefits expense. Employee contributions, all of which are independent of the number of years of service, are treated as a reduction of service cost. Net interest expense on the net defined benefit liability is included in finance costs. Gains and losses resulting from remeasurements of the net defined benefit liability are included in other comprehensive income and are not reclassified to profit or loss in subsequent periods.

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

7.	Material accounting policies information (continued)

(o)	Leases

The Company assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception of the contract. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Company as a lessee

Allocation of consideration to components of a contract

For a contract that contains a lease component and one or more additional lease or non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis or another systematic basis over the lease term.

8.	Revenue

	Six months ended 30 June 2026	Six months ended 30 June 2025
	US$	US$
Revenue from contracts with customers
Sales of goods	132,102,832	151,453,092

9.	Profit before tax

The Company’s profit before tax is arrived at after charging of:

	Six months ended 30 June 2026	Six months ended 30 June 2025
	US$	US$

Depreciation of property, plant and equipment	240,425	93,022
Lease charges: – Short term leases	15,385	15,385
Employee benefit expenses (including director’s emoluments (Note 18))	455,458	235,514

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

10.	Income tax expense

	Six months ended 30 June 2026	Six months ended 30 June 2025
	US$	US$
Current tax:
Hong Kong Profits Tax	196,279	503,361

The provision for Hong Kong Profits Tax for 2026 is calculated at 16.5% (2025: 16.5%) of the estimated assessable profits for the year, except that the Company is a qualifying corporation under the two-tiered profits tax regime. The first HKD 2 million of assessable profits are taxed at 8.25%, and the remaining assessable profits are taxed at 16.5%. A reconciliation between the income tax and profit before tax at applicable profits tax rate is as follows

	Six months ended 30 June 2026	Six months ended 30 June 2025
	US$	US$

Profit before tax	1,317,776	4,115,279

Tax calculated at 16.5%	217,433	679,021
Tax effect of tax losses not recognised	-	-
Effect of the two-tiered profits tax regime	(21,154)	(21,154)
Utilisation of tax losses previously not recognised	-	(154,506)

Tax charge for the year	196,279	503,361

At the end of reporting period, there was no material temporary difference for which a deferred tax should be provided. At the end of the reporting period, the Group has unused tax losses of approximately US$Nil (2025: US$Nil) available for offset against future profits. No deferred tax asset has been recognised due to the unpredictability of future profit streams.

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

11.	Property, plant and equipment

	Warehouses	Servers and computers	Miscellaneous	Total
	US$	US$	US$	US$
Cost
At 1 January 2025	365,879	613,885	243,111	1,222,875
Additions	-	1,233,888	181,556	1,415,444

At 31 December 2025 and 1 January 2026	365,879	1,847,773	424,667	2,638,319
Additions	511,112	-	-	511,112

At 30 June 2026	876,991	1,847,773	424,667	3,149,431

Accumulated depreciation:
At 1 January 2025	10,984	72,080	11,300	94,364
Additions	14,645	172,192	57,701	244,538

At 31 December 2025 and 1 January 2026	25,629	244,272	69,001	338,902
Charge for the year	13,182	184,777	42,466	240,425

At 31 June 2026	38,811	429,049	111,467	579,327

Net carrying amounts

At 30 June 2026	838,180	1,418,724	313,200	2,570,104

At 31 December 2025	340,250	1,603,501	355,666	2,299,417

12.	Inventories

	30 June 2026	31 December 2025
	US$	US$

Finished goods	28,966	51,243

13.	Trade receivables

	30 June 2026	31 December 2025
	US$	US$

Trade receivables	254,682	92,409

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

13.	Trade receivables (continued)

Based on the Company’s assessment, the calculated lifetime expected credit loss on trade receivables as of 30 June 2026 and 31 December 2025 is insignificant. Consequently, no loss allowance has been recognised in the financial statements, as any such amount is immaterial to the financial position and performance of the Company.

14.	Cash and cash equivalents

	30 June 2026	31 December 2025
	US$	US$

Cash at banks and in hand	191,029	230,639

15.	Trade payables

	30 June 2026	31 December 2025
	US$	US$

Trade payables	118,564	126,842

16.	Amount due to shareholder

The amount is unsecured, interest-free and repayable on demand.

17.	Share capital

	30 June 2026	31 December 2025
	US$	US$
Ordinary shares issued and fully paid:
10,000 ordinary shares for HK$1 each	1,282	1,282

Note:	The holder of ordinary shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the six months ended 30 June 2026

18.	Benefits and interests of the director

Emoluments, retirement benefits and termination benefits of director

Director’s remuneration for the year, disclosed pursuant to section 383(1) of the Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, are as follows:

	Six months ended 30 June 2026	Six months ended 30 June 2025
	US$	US$

Fee	120,000	120,000
Other emoluments
- Salaries	-	-
- Mandatory provident fund contribution	-	-

	120,000	120,000

19.	Reconciliation of liabilities arising from financing activities

The table below details changes in the Company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Company’s statement of cash flows as cash flows from financing activities.

	Amount due to shareholder	Total
	US$	US$

At 1 January 2024	10,995	10,995
Financing cash flows	1,923,374	1,923,374

At 31 December 2024 and 1 January 2025	1,934,369	1,934,369
Financing cash flows	(1,009,217)	(1,009,217

31 December 2025 and 1 January 2026	925,152	925,152
Financing cash flows	(703,419)	(703,419)

30 June 2026	221,733	221,733

20.	Related party transactions

(a)	Except as disclosed elsewhere in these financial statements, the Company did not have any other material related parties transactions during the year.

(b)	Compensation of key management personnel of the Company

Compensation of key management personnel of the Company represents director’s remuneration, which are disclosed in note 18 to the financial statements.

21.	Approval of the financial statements

The financial statements were approved by the sole director of the Company on 14 August 2026.

Exhibit 99.4

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination

On July 17, 2026, MKDWELL Tech Inc. (“MKDW” or the “Company”), a British Virgin Islands company listed on the Nasdaq Capital Market (Nasdaq: MKDW), entered into a Share Purchase Agreement (the “SPA”) to acquire 100% of the issued share capital of Landvision Inc. (the “Target”), the parent holding company of Landvision Technology Limited (“Landvision” or “LV”), a Hong Kong company engaged in cross-border e-commerce with AI-CRM functions. The Company completed the Acquisition on August 7, 2026, pursuant to which it issued 30,000,000 new Ordinary Shares to the Vendors at an issue price of US$8.00 per share, representing approximately 87.72% of the Company’s enlarged issued and outstanding ordinary shares (calculated based on 30,000,000 Consideration Shares divided by 34,198,442, being the sum of the Consideration Shares and the 4,198,442 Ordinary Shares outstanding as of June 30, 2026).

The aggregate consideration of US$240,000,000 was satisfied entirely by the issuance of 30,000,000 new Ordinary Shares of MKDW at an issue price of US$8.00 per share (the “Consideration Shares”) to the Vendors.

The following unaudited pro forma condensed combined financial information presents the combination of MKDW and Landvision, giving effect to the acquisition as if it had occurred on June 30, 2026 for balance sheet purposes and on January 1, 2026 for statement of operations purposes.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information is based on:

●	The historical consolidated balance sheet of MKDW as of June 30, 2026, extracted from the Company’s unaudited consolidated financial statements for the six months ended June 30, 2026.
●	The historical statement of financial position of Landvision Technology Limited as of June 30, 2026, extracted from its audited financial statements for the six months ended June 30, 2026, prepared in accordance with International Financial Reporting Standards (“IFRS”).
●	The historical consolidated statement of operations of MKDW for the six months ended June 30, 2026.
●	The historical statement of profit or loss and other comprehensive income of Landvision for the six months ended June 30, 2026.

The acquisition is accounted for under ASC 805, Business Combinations, using the acquisition method, with MKDW identified as the accounting acquirer. Consideration transferred is measured at fair value on the acquisition date in accordance with ASC 805-30-30-7.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to represent what the Company’s financial position or results of operations would actually have been had the acquisition occurred on the dates indicated, nor is it necessarily indicative of future financial position or results of operations.

Critical Risk Disclosure

This pro forma information excludes purchase price allocation fair value step-ups and corresponding amortization, depreciation and deferred tax liabilities pending third-party valuation completion. Actual consolidated financial results post-acquisition will reflect incremental non-cash amortization expenses, which will materially increase consolidated net loss and loss per share. The Group’s consolidated cash position following the transaction is minimal, creating near-term liquidity risk. The preliminary goodwill balance constitutes substantially all consolidated assets and is subject to annual impairment testing with material potential downward adjustment risk.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

As of June 30, 2026

(In U.S. dollars, except for share and per share data, or otherwise noted)

	MKDW	LV	Conversion and Presentation Alignment	Transaction Accounting Adjustments	Other Adjustments	Pro Forma Combined
	(U.S. GAAP, Historical)	(IFRS, Historical)	Note 2			(U.S. GAAP, Historical)
ASSETS
Current assets:
Cash and cash equivalents	38,252	191,029	-	-	(31,000)	198,281
Accounts receivable, net	687,729	254,682	-	-	-	942,411
Amounts due from related parties, net	947,605	-	-	-	-	947,605
Inventories, net	267,019	28,966	-	-	-	295,985
Prepaid expenses and other current assets, net	3,454,138	120,229	-	-	-	3,574,367
Total current assets	5,394,743	594,906	-	-	-	5,958,649

Non-current assets:
Intangible asset, net	471,410	-	-	-	-	471,410
Property, plant and equipment, net	4,226,710	2,570,104	-	-	-	6,796,814
Real estate properties for lease, net	637,333	-	-	-	-	637,333
Operating lease right-of-use assets, net	251,079	-	-	-	-	251,079
Other non-current assets	38,287	-	-	-	-	38,287
Goodwill (preliminary — see Note 5)	-	-	-	238,076,386	-	238,076,386
Total non-current assets	5,624,819	2,570,104	-	238,076,386	-	246,271,309
TOTAL ASSETS	11,019,562	3,165,010	-	238,076,386	-	252,229,958

LIABILITIES
Current liabilities:
Short-term bank borrowings	2,775,199	-	-	-	-	2,775,199
Accrued expenses and other current liabilities	3,839,909	663,047	-	-	-	4,502,956
Accounts payable	767,468	118,564	-	-	-	886,032
Amounts due to related parties, current	3,835,083	221,733	-	-	-	4,056,816
Long-term bank borrowings-current portion	87,163	-	-	-	-	87,163
Operating lease liabilities- current	50,672	-	-	-	-	50,672
Deferred revenue- current	7,837	-	-	-	-	7,837
Tax payables	-	238,052	-	-	-	238,052
Total Current Liabilities	11,363,331	1,241,396	-	-	-	12,604,727

Non-current liabilities:
Long-term bank borrowings	2,984,832	-	-	-	-	2,984,832
Other non-current liabilities	19,381	-	-	-	-	19,381
Deferred revenue	50,943	-	-	-	-	50,943
Operating lease liabilities- non current	200,408	-	-	-	-	200,408
Deferred tax liabilities(PPA related—— TBD pending valuation, see Note 5)	-	-	-	-	-	-
Total Non-Current Liabilities	3,255,564	-	-	-	-	3,255,564

TOTAL LIABILITIES	14,618,895	1,241,396	-	-	-	15,860,291

Equity (deficit)
Ordinary shares (no par value, unlimited shares authorized; 5,411,109 ordinary shares issued and 4,198,442 ordinary shares outstanding as of June 30, 2026)*	16,233	1,282	-	88,718	-	106,233
Class A Preferred shares (no par value; 274,367 shares issued and outstanding as of June 30, 2026)*	823	-	-	-	-	823
Additional paid in capital	27,137,422	-	-	239,910,000	-	267,047,422
Accumulated deficit	(22,575,046)	1,922,332	-	(1,922,332)	(31,000)	(22,606,046)
Accumulated other comprehensive income	(65,411)	-	-	-	-	(65,411)
Treasury stock	(7,019,920)	-	-	-	-	(7,019,920)
MKDWELL Tech Inc. shareholders’ (deficit)/ equity	(2,505,899)	1,923,614	-	238,076,386	(31,000)	237,463,101
Non-controlling interests	(1,093,434)	-	-	-	-	(1,093,434)
Total (deficit)/ equity	(3,599,333)	1,923,614	-	238,076,386	(31,000)	236,369,667
TOTAL LIABILITIES AND EQUITY (DEFICIT)	11,019,562	3,165,010	-	238,076,386	-	252,229,958

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2026

(In U.S. dollars, except for share and per share data, or otherwise noted)

	MKDW	LV	Conversion and Presentation Alignment	Transaction Accounting Adjustments	Other Adjustments	Pro Forma Combined
	(U.S. GAAP, Historical)	(IFRS, Historical)	Note 2			(U.S. GAAP, Historical)

Revenues	1,541,909	132,102,832	-	-	-	133,644,741
Cost of revenues	(1,360,354)	(123,397,256)	-	-	-	(124,757,610)
Gross Profit	181,555	8,705,576	-	-	-	8,887,131

Operating expenses:
Selling expenses	(132,331)	-	-	-	-	(132,331)
General and administrative expenses	(5,997,190)	(6,926,570)	-	-	(31,000)	(12,954,760)
Research and development expenses	(346,326)	-	-	-	-	(346,326)
Total Operating Expenses	(6,475,847)	(6,926,570)	-	-	(31,000)	(13,433,417)

Income (Loss) from Operations	(6,294,292)	1,779,006	-	-	(31,000)	(4,546,286)

Other loss:
Interest expense, net	(246,723)	-	-	-	-	(246,723)
Other income, net	25,977	-	-	-	-	25,977
Total Other Income (Expense)	(220,746)	-	-	-	-	(220,746)

(Loss) income before income tax expense	(6,515,038)	1,779,006	-	-	(31,000)	(4,767,032)
Income tax expense	-	(196,279)	-	-	-	(196,279)
Net Income (Loss)	(6,515,038)	1,582,727	-	-	(31,000)	(4,963,311)
Net loss attributable to non-controlling interest	(243,608)	-	-	-	-	(243,608)
Net loss attributable to ordinary shareholders	(6,271,430)	1,582,727	-	-	(31,000)	(4,719,703)
				-
Pro forma loss per ordinary share — basic and diluted						(0.14)
Pro forma weighted-average ordinary shares outstanding — basic and diluted						33,838,370

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In U.S. dollars, except for share and per share data, or otherwise noted)

Note 1 — Basis of Presentation

The unaudited pro forma condensed combined financial information presents the combination of MKDWELL Tech Inc. (“MKDW” or the “Company”), a US GAAP reporting foreign private issuer listed on Nasdaq, and Landvision Technology Limited (“Landvision” or “LV”), a Hong Kong-incorporated company reporting under International Financial Reporting Standards (“IFRS”), through the acquisition of 100% of the issued share capital of Landvision Inc. (the “Target”), the parent holding company of Landvision.

The unaudited pro forma condensed combined balance sheet as of June 30, 2026 gives effect to the acquisition as if it had occurred on June 30, 2026. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2026 gives effect to the acquisition as if it had occurred on January 1, 2026.

The pro forma information is presented for illustrative purposes only and does not purport to represent what the Company’s financial position or results of operations would actually have been had the acquisition occurred on the dates indicated, nor is it necessarily indicative of future financial position or results of operations.

The acquisition is accounted for under ASC 805, Business Combinations, using the acquisition method, with MKDW identified as the accounting acquirer. The determination was based on the controlling voting interest of MKDW’s existing shareholders in the combined entity, after giving effect to the super-voting rights of the Company’s preference shares and voting agreements with certain Landvision shareholders (see Note 7). The consideration transferred is measured at fair value in accordance with ASC 805-30-30-7.

Note 2 — IFRS to US GAAP Conversion Adjustments

Landvision’s historical financial statements are prepared in accordance with IFRS. Based on the Company’s preliminary review of Landvision’s significant accounting policies, no material quantitative differences between IFRS and US GAAP were identified for revenue recognition (IFRS 15 / ASC 606), property, plant and equipment (cost model), research and development (expensed as incurred), leases (short-term/low-value recognition exemptions), financial instruments, and income taxes. Accordingly, no IFRS to US GAAP conversion adjustments are reflected.

Supplementary Policy Comparison Disclosure

The Company has completed a high-level cross-check of key accounting policies set forth below; full detailed policy comparison working papers will be finalized prior to SEC filing:

●	Revenue recognition: Both frameworks recognize performance obligations consistently for cross-border e-commerce goods sales and AI-CRM subscription services; no material difference in variable consideration, return provisions or incremental contract costs.
●	Leases: Both apply short-term and low-value asset recognition exemptions with consistent threshold criteria.
●	Financial instruments: IFRS 9 ECL and ASC 326 CECL impairment models are preliminarily assessed to generate immaterial measurement variance for trade receivables within the historical reporting period.
●	Income taxes: Both apply balance sheet liability method; temporary difference recognition criteria are aligned for routine operating items.

This assessment is preliminary and subject to change upon completion of a detailed accounting policy comparison.

Note 3 — Transaction Accounting Adjustments——Balance Sheet

The following adjustments have been reflected in the “Transaction Accounting Adjustments” column:

(a)	Consideration Shares

Reflects the issuance of 30,000,000 Ordinary Shares of MKDW (no par value) as consideration for the acquisition of 100% of Landvision Inc. (the “Target”). Recorded as:

●	Ordinary shares (stated capital): US$90,000 (at US$0.003 per share, consistent with MKDW’s existing policy); in the unaudited pro forma condensed combined balance sheet, the “Transaction Accounting Adjustments” column presents the ordinary shares issuance net of the US$1,282 elimination of Landvision’s pre-acquisition ordinary share capital, resulting in US$88,718 in ordinary shares (US$90,000 less US$1,282; see Note 5)
●	Additional paid-in capital: US$239,910,000

(b)	Goodwill (preliminary — see Note 5)

Recorded as the excess of consideration transferred over the fair value of net identifiable assets acquired. Pending completion of the Purchase Price Allocation (PPA), preliminary goodwill is calculated as the consideration transferred of US$240,000,000 less Landvision’s identifiable net assets at book value of US$1,923,614, resulting in preliminary goodwill of US$238,076,386 (see Note 5 for the detailed preliminary purchase price allocation).

Goodwill (preliminary — see Note 5) is subject to material revision upon completion of the PPA.

(c)	Deferred Tax Liability

Any fair value step-up on identifiable intangible assets and PP&E will generate a deferred tax liability at the Hong Kong profits tax rate of 16.5% (ASC 805-740). To be determined upon completion of the valuation.

(d)	Transaction Costs

Estimated direct and incremental transaction costs of US$31,000 (estimated intermediary fees directly attributable to the Acquisition) are assumed to have been settled in cash as of June 30, 2026 for pro forma purposes and are reflected as a reduction of cash and cash equivalents, charged to retained earnings (accumulated deficit) in the unaudited pro forma condensed combined balance sheet. The corresponding income statement effect is reflected as incremental general and administrative expenses in the unaudited pro forma condensed combined statement of operations. Under ASC 805-10-25-3, transaction costs are expensed as incurred. These costs are non-recurring and directly attributable to the acquisition.

Note 4 — Transaction Accounting Adjustments (Statement of Operations)

(a)	Incremental Amortization and Depreciation

Any incremental amortization of identifiable intangible assets and any incremental depreciation on PP&E fair value step-up are entirely dependent on the PPA valuation. No pro forma effect is included until the valuation is complete.

(b)	Transaction Costs

Estimated direct and incremental transaction costs of US$31,000 (estimated intermediary fees directly attributable to the Acquisition) are reflected in the “Other Adjustments” column as incremental general and administrative expenses. Under ASC 805-10-25-3, transaction costs are expensed as incurred. These costs are non-recurring.

(c)	Deferred Tax Effect

Deferred tax expense/benefit related to PPA adjustments will be recorded upon completion of the valuation.

Note 5 — Purchase Price Allocation — Preliminary and Pending Completion

The allocation of the purchase price to the identifiable assets acquired and liabilities assumed is preliminary and has not been finalized. The Company has not yet completed the necessary valuation work to determine the fair values of the identifiable intangible assets and property, plant and equipment acquired. Accordingly, no purchase price allocation adjustments have been reflected in the unaudited pro forma condensed combined financial statements for fair value step-ups or the corresponding deferred tax effects.

Identifiable Asset	Description	Expected Fair Value Range	Estimated Useful Life
Developed technology	AI-CRM platform	Pending valuation	5-7 years
Customer relationships	Active customer base supporting ~ US$132M revenue (six months ended June 30, 2026)	Pending valuation	8-12 years
Trade name	“Landvision Technology Limited”	Pending valuation	1-3 years
Non-compete agreements	From key vendors	Pending valuation	3-5 years
PP&E	Servers, computers, and equipment	Pending appraisal	3-10 years

The preliminary goodwill of US$238,076,386 was calculated as the excess of the consideration transferred of US$240,000,000 over the identifiable net assets acquired at their preliminary carrying amounts of US$1,923,614. The final amount of goodwill will be determined after the Company completes the purchase price allocation, which will be based on an independent valuation. The Company expects to complete the purchase price allocation within the measurement period, not to exceed one year from the acquisition date, in accordance with ASC 805-10-25-13.

Upon completion of the purchase price allocation, the preliminary goodwill will be adjusted (reduced) by the amount of any fair value step-up allocated to identifiable intangible assets and PP&E, net of the associated deferred tax liability. Correspondingly, the pro forma statement of operations would include incremental amortization and depreciation expense related to these fair value adjustments, and the pro forma net loss would increase. These adjustments are not reflected in the accompanying pro forma financial statements because the valuations have not been completed.

Component	Amount
Consideration transferred	US$240,000,000
Less: Landvision identifiable net assets at book value	(1,923,614)
Less: Fair value adjustments on assets acquired (preliminary)	TBD(Pending)
Add: Deferred tax liability on FV adjustments (preliminary)	TBD(Pending)
Preliminary goodwill	US$238,076,386 (subject to revision)

Note 6 — Pro Forma Loss Per Share

Component	Amount
Pro forma net loss attributable to ordinary shareholders	US$(4,719,703)
MKDW weighted-average ordinary shares outstanding (pre-acquisition)	3,838,370
Consideration Shares issued to Vendors	30,000,000
Pro forma weighted-average shares — basic and diluted	33,838,370
Pro forma loss per share — basic and diluted	US$(0.14)

PPA amortization, when finalized, may further reduce pro forma EPS. Anti-dilutive securities are excluded.

Note 7 — Lock-Up Arrangements

The Consideration Shares issued to Restricted Vendors (20 out of 23 sellers, representing approximately 86.7% of the Consideration Shares) are subject to staged lock-up restrictions: 20% released at 6 months, 20% at 12 months, 20% at 18 months, and the remaining 40% at 24 months post-Completion, per SPA Clause 7.2. The lock-up is a contractual restriction on the selling shareholders and does not affect the shares’ classification as outstanding for EPS and equity purposes, as the shares are legally issued and carry full voting and dividend rights from the date of issuance.

MKDW has committed to file a Registration Statement on Form F-1 with the SEC within three months of Completion (SPA Clause 8.1). The Free Vendors (3 out of 23, representing approximately 4,000,000 Consideration Shares) are not subject to lock-up restrictions.

In addition, certain Landvision shareholders entered into voting agreements with the controlling shareholder of MKDW, pursuant to which the voting rights attached to a portion of the Consideration Shares held by such Landvision shareholders will be exercised in accordance with the instructions of the controlling shareholder. These voting agreements, together with the super-voting rights attached to the Company’s preference shares held by the controlling shareholder, result in the controlling shareholder retaining more than 50% of the total voting power of the combined entity.